UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☑ Form C/A: Amendment to Offering Statement
  - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☐ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
SurfUp, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> May 31, 2019

Physical address of issuer
5057 Narragansett Ave., Apt. 8, San Diego, CA 92107

Website of issuer
https://www.surfupapp.com/

Address of counsel to the issuer for copies of notices
BEVILACQUA PLLC
1050 Connecticut Avenue, NW
Suite 500
Washington, DC 20036
Attention: Louis A. Bevilacqua, Esq.
Email: lou@bevilacquapllc.com

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
The issuer shall pay to the intermediary a fee consisting of five percent (5%) commission based on the amount raised in the Offering and paid upon disbursement of funds from escrow after the conclusion of the Offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
25,000

Affiliates of the issuer may invest in the offering and their investment would be counted toward achieving the target amount.

Price (or method for determining price)
$1.00

Target offering amount
$25,000.00

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: At the Company's discretion

Maximum offering amount (if different from target offering amount)
$250,000.00

Deadline to reach the target offering amount
August 2, 2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end (April 30, 2020)	Prior fiscal year-end (N/A)
Total Assets	$18,706.72	$0.00
Cash & Cash Equivalents	$18,203.46	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$53.94	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$488.00	$0.00
Net Income	-$5,946.33	$0.00

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independent of the company.

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia,

Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

April 5, 2021

FORM C/A

Up to $250,000.00

SurfUp, Inc.



Explanatory Note

SurfUp, Inc. (the "Company") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on March 2, 2021 to include a webinar transcript.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by SurfUp, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our"), to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Notes of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "Purchasers." The Company intends to raise at least $25,000.00 and up to $250,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*".   In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering related to the purchase and sale of the Securities.

	Price to Investors	Service Fees and Commissions [1][2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$25,000.00	$1,250.00	$23,750.00
Aggregate Maximum Offering Amount	$250,000.00	$12,500.00	$237,500.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The issuer will pay a commission equal to five percent (5%) of the amount raised in the Offering to the Intermediary at the conclusion of the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://www.surfupapp.com/ no later than 120 days after the end of the company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold

in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is April 5, 2021.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE COMPANY WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH

INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://www.surfupapp.com.

The Company must continue to comply with the ongoing reporting requirements until:

1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

SurfUp, Inc. (the "Company") is a Delaware Corporation, formed on May 31, 2019. The Company is currently also conducting business under the name of SurfUp Stations Inc.

The Company is located at 5057 Narragansett Ave., Apt. 8, San Diego, CA 92107.

The Company's website is https://www.surfupapp.com.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

SurfUp is a hardware and software development company that combines elements from the experience and sharing economies, to automate recreational equipment rentals. The SurfUp app allows novice surfers access to contactless surfboard rental stations, equipped with beginner soft-top longboard surfboards. The rental stations are located at beachfront establishments such as hotels, retail stores, surf shops, etc.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

The Offering

Minimum amount of Crowd Notes being offered	$25,000.00 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$25,000.00 Principal Amount
Maximum amount of Crowd Notes	$250,000.00 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$250,000.00 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 2, 2021
Use of proceeds	See the description of the use of proceeds on page 33 hereof.
Voting Rights	See the description of the voting rights on page 50 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on May 31, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.
We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently does not generate any sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

Our management team has limited experience in our industry and has not managed a business with similar risks and challenges specific to our business.
Members of our management team may make decisions detrimental to our business and/or be unable to successfully manage our operations. The ineffective management of our business will have a negative effect on our results of operations.

We may not be able to manage future growth effectively.
If our business plan is successful, we may experience significant growth in a short period of time and potential scaling issues. Should we grow rapidly, our financial, management and operating resources may not expand sufficiently to adequately manage our growth. If we are unable to manage our growth, our costs may increase disproportionately, our future revenues may stop growing or decline and we may face dissatisfied customers. Our failure to manage our growth may adversely impact our business and the value of your investment.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our services is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We rely on other companies to provide major components and subsystems for our products.
We depend on these suppliers and subcontractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or subcontractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide major components and subsystems which meet required specifications and perform to our and our customers' expectations. Our suppliers may be less likely than us to be able to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two subcontractors or suppliers for a particular component or subsystem.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's products and services and maintaining the integrity of the data that supports the safety and efficacy of our products.
Our future success depends on our ability to maintain and continuously improve our quality management program. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business and our reputation.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events.
These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

We may implement new lines of business or offer new products and services within existing lines of business.
There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

In general, demand for our products and services is highly correlated with general economic conditions.
A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, suppliers and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting our information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for leisure travel and have also resulted in increased safety and security costs for us and the surfboard rental industry generally.

Safety measures create delays and inconveniences and can, in particular, reduce our competitiveness against surface transportation for certain routes. Additional terrorist attacks, even if not made directly on the surfboard rental industry, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on the Company and the surfboard rental industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other surfboard rental industry risks and also have the potential to interfere with our business by disrupting supply chains and the delivery of products to customers.

Climate Change, Climate Change Regulations and Greenhouse Gas Effects May Adversely Impact our Operations.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases (GHG) and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level and changes in weather conditions, such as an increase in changes in precipitation and extreme weather events. Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

For example, unpredictable weather conditions could make surfing conditions unsafe for our customers and certain SurfUp stations would need to restrict rentals in order to prevent customers from attempting to surf during unsafe conditions. Inland flooding, tsunamis, storm surges, and high winds could damage or destroy SurfUp stations, causing malfunction or complete shutdowns. Climate change could also decrease the number of tourists that are visiting beachfront cities that host SurfUp stations.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.
In particular, the Company is dependent on Chris Hissom, Jonathan Burris, Mazen Abugharbieh, and Mishal al-Rawaf who are President, CEO and Chairman, CTO, CPO, and CFO, Treasurer and Secretary of the Company. The Company has or intends to enter into employment agreements with Chris Hissom, Jonathan Burris, Mazen Abugharbieh, and Mishal al-Rawaf although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Chris Hissom, Jonathan Burris, Mazen Abugharbieh, and Mishal al-Rawaf or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Chris Hissom, Jonathan Burris, Mazen Abugharbieh, and Mishal al-Rawaf in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Chris Hissom, Jonathan Burris, Mazen Abugharbieh, and Mishal al-Rawaf die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. (currently) and various foreign jurisdictions (once SurfUp expands to international beaches).

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

The Company's business operations may be materially adversely affected by a pandemic such as the Coronavirus (COVID-19) outbreak.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID-19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks related to health epidemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.

The outbreak of pandemics and epidemics could materially and adversely affect the Company's business, financial condition, and results of operations. If a pandemic occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which a pandemic or other health outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Pandemics can also result in social, economic, and labor instability which may adversely impact the Company's business.

If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which a pandemic affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

Fluctuations in the mix of customer demand for our products could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. For example, demand for beginner surfboards in San Diego is at its peak during the summer season and lower during the winter season. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.

Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

Our ability to sell our products and services is dependent on the quality of our technical support services, and our failure to offer high quality technical support services would have a material adverse effect on our sales and results of operations.
Once our products are deployed within our end-customers' operations, end-customers depend on our technical support services to resolve any issues relating to these products. If we do not effectively assist our customers in deploying these products, succeed in helping our customers quickly resolve post-deployment issues, and provide effective ongoing support, our ability to sell additional products and services to existing customers would be adversely affected and our reputation with potential customers could be damaged. As a result, our failure to maintain high quality support services would have an adverse effect on our business and results of operations.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers in the tourism, hospitality and recreation. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the tourism, hospitality, recreation, and other vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

We are subject to rapid technological change and dependence on new product development.
Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations.

We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

We may rely on subcontractors and partners to provide customers with a single-source solution or we may serve as a subcontractor to a third party prime contractor.

From time to time, we may engage subcontractors, teaming partners or other third parties to provide our customers with a single-source solution for a broader range of service needs. We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

Similarly, we are and may in the future be engaged as a subcontractor to a third party prime contractor. Subcontracting arrangements pose unique risks to us because we do not have control over the customer relationship, and our ability to generate revenue under the subcontract is dependent on the prime contractor, its performance and relationship with the customer and its relationship with us. While we believe that we perform appropriate due diligence on our prime contractors, subcontractors and teaming partners and that we take adequate measures to ensure that they comply with the appropriate laws and regulations, we cannot guarantee that those parties will comply with the terms set forth in their agreements with us (or in the case of a prime contractor, their agreement with the customer), or that they will be reasonable in construing their contractual rights and obligations, always act appropriately in dealing with us or customers, provide adequate service, or remain in compliance with the relevant laws, rules or regulations.

We may have disputes with our prime contractors, subcontractors, teaming partners or other third parties arising from the quality and timeliness of work being performed, customer concerns, contractual interpretations or other matters. We may be exposed to liability if we lose or terminate a subcontractor or teaming partner due to a dispute, and subsequently have difficulty engaging an appropriate replacement or otherwise performing their functions in-house, such that we fail to fulfill our contractual obligations to our customer. In the event a prime contract, under which we serve as a subcontractor, is terminated, whether for non-performance by the prime contractor or otherwise, then our subcontract will similarly terminate and we could face contractual liability and the resulting contract loss could adversely affect our business and results of operations.

Our business and financial condition may be impacted by military actions, global terrorism, natural disasters and political unrest.

Military actions in Iraq, Afghanistan and elsewhere, global terrorism, natural disasters and political unrest in the Middle East and other countries are among the factors that may adversely impact regional and global economic conditions and our clients' ability, capacity and need to use our services. Additionally, hurricanes or other unanticipated catastrophes, both in the U.S. and globally, could disrupt our operations and negatively impact our business as well as disrupt our clients' businesses, which may result in a further adverse impact on our business. As a result, significant disruptions caused by such events could materially and adversely affect our business and financial condition.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We rely on agreements with third parties to provide certain services, goods, technology, and intellectual property rights necessary to enable us to implement some of our applications.

Our ability to implement and provide our applications and services to our clients depends, in part, on services, goods, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, goods, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, goods, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability, adversely affect our renewal rates, and have an adverse effect on our financial condition and results of operations.

If we fail to maintain or expand our relationships with our suppliers, in some cases single-source suppliers, we may not have adequate access to new or key technology necessary for our products, which may impair our ability to deliver leading-edge products.

In addition to the technologies we develop, our suppliers develop product innovations at our direction that are requested by our customers. Further, we rely heavily on our component suppliers, such as MISUMI, Raspberry Pi, and Hologram, to provide us with leading-edge components that conform to required specifications or contractual arrangements on time and in accordance with a product roadmap. If we are not able to maintain or expand our relationships with our suppliers or continue to leverage their research and development capabilities to develop new technologies desired by our customers, our ability to deliver leading-edge products in a timely manner may be impaired and we could be required to incur additional research and development expenses. Also, disruption in our supply chain or the need to find alternative suppliers could impact the costs and/or timing associated with procuring necessary products, components and services. Similarly, suppliers have operating risks that could impact our business. These risks could create product time delays, inventory and invoicing problems, staging delays, and other operational difficulties.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business.
Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The products we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected.

We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers' existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete

effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Transfer of the Crowd Notes is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment

There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

A majority of the Company is owned by a small number of owners.
Prior to the Offering the Company's current owners of 20% or more beneficially own up to 74.6% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

There is no present market for the Securities, and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the Intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.

Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this

protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

The Company has the right to conduct multiple closings during the Offering.
If the Company meets certain terms and conditions, and more than thirty (30) days remain before the Offering Deadline, an intermediate close of the Offering can occur, which will allow the Company to draw down on the first $75,000 of the proceeds of the offering committed and captured during the relevant period, as well as every $125,000 raised after. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

SurfUp is a hardware and software development company that combines elements from the experience and sharing economies, to automate recreational equipment rentals. The SurfUp app allows novice surfers access to contactless surfboard rental stations, equipped with beginner soft-top longboard surfboards. The rental stations are located at beachfront establishments such as hotels, retail stores, surf shops, etc.

Business Plan

SurfUp is a hardware and software development company that combines elements from the experience and sharing economies, to automate recreational equipment rentals. The SurfUp app allows novice surfers access to contactless surfboard rental stations, equipped with beginner soft-top longboard surfboards. We have partnership agreements in place with various beachfront establishments who enter into a revenue-share agreement with us to keep the SurfUp stations on-premises. We believe hotels, motels, surf shops, and other beachfront establishments provide us with the best market opportunity in terms of location and access to our core target market—tourists and locals who want a spur-of the moment surfing experience.

After a user unlocks their surfboard, the rental clock starts, and users are charged for their rental, at a rate of 30 cents per minute, or $18 per hour. At the end of the rental, the app credits the average time it takes to walk from the station to the waves and back, charging the user for just their time in the water. SurfUp leverages exclusive revenue share agreements to establish a mutual business opportunity with beachfront establishments. We provide the stations, technical support, and a marginal sale commission to our partners. In return, beachfront establishments provide marginal support and host one or more stations in locations on their property - to maximize the access of their own customers and the general public. We believe this model incentivizes co-marketing efforts to help drive new customers to each station. By partnering with beachfront establishments, SurfUp can provide surfboard rentals closer to the water than the majority of its competitors in the San Diego region. By partnering with beachfront hotels, SurfUp is also providing surfboards to tourists right outside their door. SurfUp stations currently host 4 soft-top surfboards but were also designed to hold intermediate demo surfboards which are in higher demand during the winter, big wave season. The team has identified an approach to fit stand-up paddleboards and paddles within the current design of the station, for future enhancements to the model. The company's end consumers are primarily tourists and locals searching for their next, spur of moment, adventure.

The company has gone through multiple successful demos and deployed its first automated rental station at our premier partner location in Pacific Beach, San Diego. The SurfUp automated surfboard rental station has been received very well by beachfront establishments, has agreements in place at five beachfront establishments in Pacific Beach. Based on the success of the latest deployment and user testing, the company is preparing to expand to more beachfront establishments. The company intends to drive market adoption of SurfUp's automated surfboard rental stations through co-marketing efforts with our partners as well as partnerships with local ocean conservation organizations. SurfUp intends to take advantage of the network effect of scaling through our partner locations' networks.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Automated surfboard rental station	Each station holds 4, 8 feet tall, beginner soft-top longboard surfboards in an upright position. SurfUp stations are designed to fit within the permitted business sidewalk area in front of beachfront stores (station dimensions: area 4x3 sq. ft. by 9 ft. tall). Surfboards are not enclosed and clearly visible to users as they walk towards the station. Each surfboard has its own corresponding slot in the station. Surfboards are angled away from the slot gate to prevent the boards from falling on new users when the slot is unlocked. Each surfboard slot has a QR code that users scan with the SurfUp app to start their rental. The station is fitted with 7 waterproof signs that include instructions, QR codes, and relevant branding material. Stations are currently powered by a power outlet with plans to power future versions via battery and solar energy.	SurfUp has two primary customers: beachfront establishment owners and novice surfers. SurfUp executes revenue share agreements with beachfront establishments. These establishments agree to host one or more stations at their site. SurfUp manages the app and station while the owner of the establishment provides minimal maintenance support and co-marketing. SurfUp provides surfboard rentals to novice surfers.
SurfUp App	The SurfUp app is currently available on the Apple store and we expect to release it on Google Play Q1 of 2021. The app allows users to create a profile, sign a one-time liability waiver, and enter their payment method. From the home screen, the user sees a QR scanner and a burger menu. Opening the burger menu reveals the temperature and wave height that corresponds to the location of	Novice surfers of all ages are able to quickly access surfboards from SurfUp's automated surfboard rental station. Our primary market tourists and thrill-seekers visiting San Diego.

	each station. The user selects their surfboard by scanning its' corresponding QR code. The user can fill in a damage report before and after their rental. A clock starts when the user starts their rental and, depending on the distance from the station to the beach, a portion of time is subtracted from the total time at the end of their rental.	

The following product roadmap represents the current goals of SurfUp. The proceeds of the Offering will primarily go towards station development and app enhancements. Some funds may go towards enhancements in 2022 and beyond, but the majority of the proceeds will be used in the current calendar year.

Q1 2021	Q2 2021	Q3 2021	Q4 2021
Station: Deploy station #2 App: Third-party authentication integration and coupon code enhancement Marketing: Joint social media campaign with partnering hotels	Station: Deploy stations #3–4 App: Mapping functionality Business Intelligence: Enhanced reporting dashboards	Station: Deploy stations #5–14 App: Enhance app UI/UX	Station: Deploy stations #15-30+, contingent on funding generated Station: Locker design implementation App: Test board rentals

Q1 2022	Q2 2022
Station: Paddle board SurfPod prototyping App: Paddle board SurfPod integration design	Station: Paddle board builds and deployment App: Paddle board SurfPod integration deployment

SurfUp executes exclusive revenue share agreements to establish a mutual business opportunity with beachfront establishments. We provide the stations, technical support, and a marginal sale commission to our partners. In return, beachfront establishments provide marginal support and host one or more stations in locations on their property - to maximize the access of their own customers and the general public. We believe this model incentivizes co-marketing efforts to help drive new customers to each station.

Competition

The Company's primary competitors are brick-and-mortar surfboard rental stores, surfboard rental delivery services, surf schools, and other automated board rental companies (Fin Aquatica, Padl, The Quiver, and Awayco).

SurfUp competes most directly with conventional surfboard rental shops and surf schools. The surfboard rental market tends to be fragmented with most existing companies only serving their local area. We believe we have an opportunity to disrupt this market and capture considerable market share in these locations by offering users a new rental method that completely bypasses the traditional process. We are confident we'll be able to meet the demand of new market behaviors as society transitions to a technological and shared marketplace. Demonstrating the unmatched convenience and spontaneity our service provides will be essential for our success.

Customer Base

We have two sets of customers:

- B2C: Our customers are locals and tourists that want to surf but don't want to go through the hassles of renting a surfboard through traditional rental shops and appreciate a contactless alternative. These end customers tend to be beginner to intermediate surfers.
- B2B: In addition to prospective surfers, our customers are also the beachfront establishments that host our rental stations. These beachfront establishments include hotels, retail stores, and other surf shops.

Intellectual Property

SurfUp has filed a U.S. patent application regarding its SurfPod and SurfUp App integration technology, titled "Appartus and System for Automated Surfboard Rentals." The patent application is not pending but was filed on February 10, 2021.

Governmental/Regulatory Approval and Compliance

The Company is dependent on the following:

Line of Business	Government Agency	Type of Approval	Application Date	Grant Date
Sports Equipment Rental	California Department of Tax And Fee Administration	Seller's Permit	November 8, 2019	January 1, 2020

The Company is subject to laws and regulations affecting its operations in the areas of labor, advertising, digital content, consumer protection, real estate, billing, e-commerce, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, import and export requirements, anti-corruption, foreign exchange controls and cash repatriation restrictions, data privacy requirements, anti-competition, environmental, health and safety. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 5057 Narragansett Ave., Apt. 8, San Diego, CA 92107.

The Company conducts business in California.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review Exhibit B carefully to learn more about the business of the Company, its industry and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds*	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$1,250	5.00%	$12,500
General Marketing	0.00%	$0	2.00%	$5,000
Research and Development	8.00%	$2,000	4.00%	$10,000
Manufacturing	80.00%	$20,000	60.00%	$150,000
Equipment Purchases	0.00%	$0	4.00%	$10,000
General Working Capital	0.00%	$0	2.00%	$5,000
App Development	0.00%	$0	8.00%	$20,000
Facility Fees	0.00%	$0	10.00%	$25,000
Legal fees	7.00%	$1,750	5.00%	$12,500
Total	**100.00%**	**$25,000**	**100.00%**	**$250,000**

*The Use of Proceeds chart is not inclusive of fees paid for use of the iDisclose Form C generation system, payments to financial and legal service providers, and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company does have discretion to alter the use of proceeds as set forth above. The Company may alter the use of proceeds under the following circumstances: Our primary objective is to use these funds to deploy additional stations. Funds may be redirected towards manufacturing, equipment, facility fees, and sales as needed to achieve this objective.

DIRECTORS, OFFICERS, AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jonathan Burris

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SurfUp CTO and Director, May 31, 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer, SurfUp, May 2019 – Present;

- Leading the building and operating functions of the SurfPods
- Overseeing the manufacturing process of SurfPods from procurement of materials to ultimate deployment

Director of Engineering, San Diego Fluid System Technologies, September 2017 - Present;

- Led custom fabrication team of company structured with robust quality system.
- Responsible for the development, qualification, and build of highly technical sales opportunities for fluid handling custom fabrications.
- Ensure flawless delivery of products that meet the critical requirements of our customer's applications while maintaining on-time delivery.
- Engineering contact for fluid handling components and assemblies for industry-leading semiconductor, oil and gas, aerospace, etc. companies.
- During position, custom fabrication revenues experienced 30% CAGR with currently two consecutive years of zero non-conformances in delivered product.

Name

Chris Hissom

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SurfUp President, CEO, and Chairman, May 31, 2019 - Present
- Oversee company's operations, manage and source company partnerships, and leads Board of Directors meetings

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Drug Discovery Manager, REPROCELL Inc., San Diego CA March 2019 - Present

- Drive business growth in Western US and Canadian life science biotech industry
- Prospect new potential customers, 100+ per month, in small/large biotech companies and academic setting

- Design and price custom live human donor functional efficacy, safety, and absorption studies with healthy and patient cardiovascular, respiratory, gastrointestinal, dermatological, and muscular tissues
- Provide scientific consultative support
- Identify and attend conferences and coordinate client visits in western territory and on bi-monthly basis
- Design customized one-on-one client and lunch and learn companywide presentations
- Direct reporting to CEO, CMO, and Head or Drug Discovery Services
- Design, launch and manage email, LinkedIn message, and blog marketing campaigns
- Design creatives, launch and manage LinkedIn awareness and lead gen form post and video campaigns
- Active roll in marketing strategies and website improvements
- Initiate and manage new channel distribution strategy with life science incubators and VCs

Absorption Systems LLC, San Diego CA May 2016 – March 2019
- Designed, priced, executed, and managed custom ocular PK, safety, and efficacy studies in a GLP and non-GLP setting
- Attended conferences, managed lead generation, and met with new clients
- Project management
- Fostered account expansion in association with sales and marketing teams
- Mitigated customer relationship and provided solutions for troubleshooting
- Daily interactions with different teams including scientists, upper management, vendors, legal, and accounting

---

Name

Mishal al-Rawaf

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SurfUp CFO, Treasury, and Secretary, May 31, 2019-Present
- Responsible for SurfUp bookkeeping
- Sets and maintains financial policies across the Company
- Analyzes future financial needs, including forecasting capital expenditures

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Finance and Business Development, January 2019 - Present
- Leading a diverse team of financial analyst and business development professionals; a team regularly acknowledged for service and performance at the leading Healthcare system in San Diego
- Responsible for five-year Long Range Financial Plan and tracking of $200 million of planned capital investments over 5 year forecast period.
- Developed and maintained financial improvement initiatives across diverse service lines

Lead Senior Financial Analyst, Sharp Metropolitan Medical Campus (1,037 bed hospital) 2014 – 2018

- Leveraged data analysis to institute multiple initiatives, including a multi-million per annum savings on cardiology services, an acute pain management program anticipated to cut costs and generate top-line growth
- Designed and implemented a detailed rolling forecast model of operations that allowed early strategic course corrections, scenario analysis, and opportunity valuation
- Assisted the Director of Finance in interviewing, training, and leading finance department staff; a team regularly acknowledged by management and leadership for service and performance
- Responsible for five-year Long Range Financial Plan and tracking of planned capital investments over 5 year forecast period
- Developed annual operating budgets

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Mazen Abugharbieh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SurfUp CPO, July 4, 2019-Present
- Leads the development of the SurfUp App and integration with the SurfPod
- Develops product strategy and execution
- Oversees team of software developers responsible for SurfUp App maintenance

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

BI Analytics Program Coordinator, City of San Diego, January 2017 - Present

- Lead the development of a centralized business intelligence repository, compiling and analyzing data from various project systems (SAP, Primavera P6, etc.) de-siloing data from various divisions into a central location to allow for data-driven decisions across various datasets
- Initiated and compiled the public-facing forecast of projects to be awarded for the fiscal year. Analyzed and provided recommendations based on historical data, and provided compiled lists to external departments prior to publication. Analyzed data was compiled for visualization purposes for a multi-year dashboard
- Identified and measured KPIs on various budget and project schedule milestones in monthly reports to management. KPIs with downward trending performances would be

further analyzed and recommendations would be given to project upward trajectories to enhance the performance of programmatic projects

---

Name

Jonathan Burris

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SurfUp CTO and Director, May 31, 2019 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Technology Officer, SurfUp, May 2019 – Present;

- Leading the building and operating functions of the SurfPods
- Overseeing the manufacturing process of SurfPods from procurement of materials to ultimate deployment

Director of Engineering, San Diego Fluid System Technologies, September 2017 - Present;

- Led custom fabrication team of company structured with robust quality system.
- Responsible for the development, qualification, and build of highly technical sales opportunities for fluid handling custom fabrications.
- Ensure flawless delivery of products that meet the critical requirements of our customer's applications while maintaining on-time delivery.
- Engineering contact for fluid handling components and assemblies for industry-leading semiconductor, oil and gas, aerospace, etc. companies.
- During position, custom fabrication revenues experienced 30% CAGR with currently two consecutive years of zero non-conformances in delivered product.

Name

Chris Hissom

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SurfUp President, CEO, and Chairman, May 31, 2019 - Present
- Oversee company's operations, manage and source company partnerships, and leads Board of Directors meetings

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

- Drive business growth in Western US and Canadian life science biotech industry
- Prospect new potential customers, 100+ per month, in small/large biotech companies and academic setting
- Design and price custom live human donor functional efficacy, safety, and absorption studies with healthy and patient cardiovascular, respiratory, gastrointestinal, dermatological, and muscular tissues
- Provide scientific consultative support
- Identify and attend conferences and coordinate client visits in western territory and on bi-monthly basis
- Design customized one-on-one client and lunch and learn companywide presentations
- Direct reporting to CEO, CMO, and Head or Drug Discovery Services
- Design, launch and manage email, LinkedIn message, and blog marketing campaigns
- Design creatives, launch and manage LinkedIn awareness and lead gen form post and video campaigns
- Active roll in marketing strategies and website improvements
- Initiate and manage new channel distribution strategy with life science incubators and VCs

Absorption Systems LLC, San Diego CA 05/16 - 03/19
- Designed, priced, executed, and managed custom ocular PK, safety, and efficacy studies in a GLP and non-GLP setting
- Attended conferences, managed lead generation, and met with new clients
- Project management
- Fostered account expansion in association with sales and marketing teams
- Mitigated customer relationship and provided solutions for troubleshooting
- Daily interactions with different teams including scientists, upper management, vendors, legal, and accounting

---

Name

Mishal al-Rawaf

All positions and offices held with the Company and date such position(s) was held with start and ending dates

SurfUp CFO, Treasury, and Secretary, May 31, 2019-Present
- Responsible for SurfUp bookkeeping
- Sets and maintains financial policies across the Company
- Analyzes future financial needs, including forecasting capital expenditures

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director of Finance and Business Development, January 2019 - Present
- Leading a diverse team of financial analyst and business development professionals; a team regularly acknowledged for service and performance at the leading Healthcare system in San Diego

- Responsible for five-year Long Range Financial Plan and tracking of $200 million of planned capital investments over 5 year forecast period.
- Developed and maintained financial improvement initiatives across diverse service lines

Lead Senior Financial Analyst, Sharp Metropolitan Medical Campus (1,037 bed hospital) 2014 – 2018

- Leveraged data analysis to institute multiple initiatives, including a multi-million per annum savings on cardiology services, an acute pain management program anticipated to cut costs and generate top-line growth
- Designed and implemented a detailed rolling forecast model of operations that allowed early strategic course corrections, scenario analysis, and opportunity valuation
- Assisted the Director of Finance in interviewing, training, and leading finance department staff; a team regularly acknowledged by management and leadership for service and performance
- Responsible for five-year Long Range Financial Plan and tracking of planned capital investments over 5 year forecast period
- Developed annual operating budgets

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees and 3 independent contractors in California.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Ekawahyu Susilo	Consulting Agreement	November 30, 2020
Malcolm McSwain	Consulting Agreement	February 7, 2020
Tyler Tedeschi	Consulting Agreement	January 21, 2020

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount Authorized	10,000,000
Amount outstanding	4,450,000
Voting Rights	Each stockholder shall be entitled to one vote for each share of capital stock held by such stockholder. All elections shall be determined by a plurality of the votes cast, and except as otherwise required by law, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	100%

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	$30,000 Principal Amount
Voting Rights	The Investor is not entitled, as a holder of this Safe, to vote or be deemed a holder of Capital Stock for any purpose other than tax purposes, nor will anything in this Safe be construed to confer on the Investor, as such, any rights of a Company stockholder or rights to vote for the election of directors or on any matter submitted to Company stockholders, or to give or withhold consent to any corporate action or to receive notice of meetings, until shares have been issued on the terms described in the SAFE note's conversion. However, if the Company pays a dividend on outstanding shares of Common Stock (that is not payable in shares of Common Stock) while this Safe is outstanding, the Company will pay the Dividend Amount to the Investor at the same time.
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	In the event of an Equity Financing, defined as a bona fide transaction or series of transactions with the principal purpose of raising capital, pursuant to which the Company issues and sells Preferred Stock at a fixed valuation, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. Safe Preferred stock means the shares of series of Preferred Stock issued to the Investor in an Equity Financing. Safe Price means price per share equal to the Post-Money Valuation Cap divided by the Company's capitalization. The Post-Money Valuation Cap is $1,000,000.
Percentage ownership of the Company by the holders of such Securities (assuming conversion prior to the Offering if convertible securities).	3.0%

The Company has the following debt outstanding:

Related Person/Entity	Chris Hissom, Jonathan Burris, Mishal al-Rawaf, and Natalie Moazzez
Relationship to the Company	Initial co-founders
Total amount of money involved	$4,460.29
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Early funding to conduct market research and feasibility
Description of the transaction	Early before the incorporation of SurfUp, the original founders contributed a nominal sum of funds to do early market research and pay initial legal expenses to set up the company. These early contributions were recorded on the books of the company, but are not secured or expected to be repaid.

Type of debt	Accounts Payable
Name of creditor	Consultants
Amount outstanding	$902.50
Interest rate and payment schedule	Payment is made within a reasonable time of service completed.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

Type of debt	Taxes Payable
Name of creditor	California Department of Tax
Amount outstanding	$15.04
Interest rate and payment schedule	Payment is made within a reasonable time of service completed.
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	N/A
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
SAFE	N/A	$30,000	General Corporate Purposes	November 2019, August 2020	4(a)(2)

Ownership

A majority of the Company is owned by a few people. Those people are Chris Hissom, Mishal al-Rawaf, Jonathan Burris, Mazen Abugharbieh, Natalie Moazzez, and Joshua O'Briant. In addition, early friends and family investors infused capital using the common Simple Agreement for Future Equity note. These early investors hold rights to certain shares of the company's capital stock.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned Prior to Offering
Chris Hissom	28.0%
Jonathan Burris	23.3%
Mishal al-Rawaf	23.3%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

In reliance upon the SEC's temporary regulatory COVID-19 relief for Regulation Crowdfunding offerings, financial information certified by the principal executive officer of the Company has been provided instead of financial statements reviewed by a public accountant that is independt of the company.

2019 Tax Return Information for Year Ended April 30, 2020

Total Income	Taxable Income	Total Tax
$4,250	-$5,603	$0.00

Operations

To date, our business has been funded through investments from friends, family, founders, and grant awards. This funding has resulted in the deployment of our prototype surfboard rental station that functions with our own developed SurfUp app platform, as well as the cultivation of multiple business partners for station deployment. Following the Offering, we do not intend to raise capital again until we have validated profitable unit economics on production stations deployed in our target markets and we are ready to expand further. We are currently focusing on building an initial set of stations to deploy for the upcoming summer season with the goal of having at least 15 stations in operation. We are not certain when or if we will generate profits in the future, and intend to devote our resources to establishing a first-mover advantage, validating the business model at scale, and expanding our market position in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals:
- Manufacturing and deploying additional stations based on our functioning prototype designs.
- Complete the app platform enhancements specified in the product road map above, in order to maximize new user adoption and engagement.
- Market the SurfUp stations to key beachside establishments and secure additional contracts for deployment.
- Build and enhance our intellectual property portfolio.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we require such funding in order to fulfill the current demand for our SurfUp stations from the business establishments who have seen our prototype and intend on partnering with us to deploy production models.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

The company has filed its 2019 tax return for its fiscal year, ending April 30, 2020. The company reported total assets of $18,707.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $250,000.00 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $25,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 2, 2021 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $250,000.00 (the "Maximum Amount") and the additional Securities will be allocated on at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If a Purchaser does not cancel an investment commitment before the Minimum Amount is reached, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing and the Purchaser will receive Securities via Digital Registry in exchange for his or her investment as soon as practicable thereafter.

In the event that $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may conduct the first of multiple closings of the Offering (an "Intermediate Close"), provided all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

In the event the Company does conduct the first of multiple closes, the Company agrees to only withdraw $75,000 from escrow and will only conduct the Intermediate Close if more than thirty (30) days remain before the Offering Deadline. The Company may only conduct another Intermediate Close before the Offering Deadline if: (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close; and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company agrees to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace Inc., the Intermediary. The following two fields below sets forth the compensation being paid in connection with the Offering.

Commission/Fees

The Company shall pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the offering and paid upon disbursement of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The intermediary will receive a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering materials and the Crowd Note(s) in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Notes would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Notes will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note converts immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale (or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus any applicable Discount, and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($2 million or $2.5 million, depending on whether the investor is an early bird investor) by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount). or (ii) the number of shares of preferred stock of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note
The Crowd Notes will terminate upon the earlier of (i) a conversion of the entire purchase price under the Crowd Notes into Conversion Shares; or (ii) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights
The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: i) to the Company, ii) to an accredited

investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions
The Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith. Any transfer of the Securities sold pursuant to Regulation CF is also subject to the prior written approval of the Company, which may be given or withheld in the Company's sole discretion.

IPO Lock Up
Upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

Other Material Terms
The Company does not have the right to repurchase the Securities.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to UNITED STATES withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Loans

Related Person/Entity	Chris Hissom, Jonathan Burris, Mishal al-Rawaf, and Natalie Moazzez
Relationship to the Company	Initial co-founders
Total amount of money involved	$4,460.29
Benefits or compensation received by related person	None
Benefits or compensation received by Company	Early funding to conduct market research and feasibility
Description of the transaction	Early before the incorporation of SurfUp, the original founders contributed a nominal sum of funds to do early market research and pay initial legal expenses to set up the company. These early contributions were recorded on the books of the company, but are not secured or expected to be repaid.

Conflicts of Interest
To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE PAGE FOLLOWS

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Chris Hissom
(Signature)

Chris Hissom
(Name)

President, CEO, and Chairman
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Chris Hissom
(Signature)

Chris Hissom
(Name)

President, CEO, and Chairman
(Title)

April 5, 2021
(Date)

I, Chris Hissom, being the founder of SurfUp, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of April 30, 2020 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended April 30, 2020, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii)) the tax return information of the Company included herein reflects accurately the information reported on the tax return of the Company field for the year ended April 30, 2020.

/s/Chris Hissom
(Signature)

Chris Hissom
(Name)

President, CEO, and Chairman
(Title)

April 5, 2021
(Date)

EXHIBITS

Exhibit A   Financial Statements
Exhibit B   Company Summary
Exhibit C   Subscription Agreement
Exhibit D   Crowd Note
Exhibit E   Pitch Deck
Exhibit F   Video Transcript
Exhibit G   Webinar Transcript

EXHIBIT A

Financial Statements

SurfUp, Inc.
Balance Sheet (unaudited)
For Year Ended April 30,

	2020
ASSETS	
Current Assets	
Bank Accounts	
580167820 Checking	18,203.46
Total Bank Accounts	18,203.46
Other Current Assets	
Inventory Asset	430.96
Prepaid Expenses	72.30
Total Other Current Assets	503.26
Total Current Assets	18,706.72
TOTAL ASSETS	**18,706.72**
LIABILITIES AND EQUITY	
Liabilities	
Long-Term Liabilities	
Shareholder Notes Payable	4,460.29
Total Long-Term Liabilities	4,460.29
Total Liabilities	**4,460.29**
Equity	
Common Stock	
Common Stock-Chris Hissom	120.00
Common Stock-Jonathan Burris	100.00
Common Stock-Joshua O'briant	10.00
Common Stock-Mazen Abugharbieh	10.00
Common Stock-Mishal al-Rawaf	100.00
Common Stock-Natalie Moazzez	100.00
Total Common Stock	440.00
Contra-Equity	(247.24)
Opening Balance Equity	-
Paid-In Capital or Surplus	
SAFE notes	20,000.00
Total Paid-In Capital or Surplus	20,000.00
Retained Earnings	(2,648.27)
Treasury Stock	-
Net Income	(3,298.06)
Total Equity	**14,246.43**
TOTAL LIABILITIES AND EQUITY	**18,706.72**

SurfUp, Inc.
Income Statement (unaudited)
For Year Ended April 30,

	2020
Income	
Sales	
Square Income	53.94
Total Sales	53.94
Total Income	53.94
Cost of Goods Sold	
Cost of Goods Sold	-
Gross Profit	53.94
Expenses	
Advertising & Marketing	180.75
Bank Charges & Fees	(300.00)
Contractors	4,100.00
Job Supplies	2,830.89
Legal & Professional Services	1,190.00
Meals & Entertainment	398.64
Office Supplies & Software	265.99
Office/General Administrative Expenses	21.08
Restricted Stock Based Compensation	192.76
Total Office/General Administrative Expenses	213.84
Other Miscellaneous Service Cost	63.50
Printing and Duplicating	95.03
Reimbursable Expenses	150.00
Sales Tax	4.04
Shipping, Frieght, and Delivery	259.63
Taxes & Licenses	488.00
Travel	289.96
Utilities-Cellular Data	20.00
Total Utilities	20.00
Total Expenses	10,250.27
Net Operating Income	(10,196.33)
Grant Funding	4,250.00
Net Income	**(5,946.33)**


SurfUp, Inc.
Statement of Cash Flows (unaudited)
For Year Ended April 30,


	2020
Operating Activities	
Net Income	(5,946.33)
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Receivable (A/R)	-
Inventory Asset	(430.96)
Prepaid Expenses	(72.30)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(503.26)
Net cash provided by operating activities	(6,449.59)
Investing Activities	-
Financing Activities	
Shareholder Notes Payable	4,460.29
Common Stock:Common Stock-Chris Hissom	120.00
Common Stock:Common Stock-Jonathan Burris	100.00
Common Stock:Common Stock-Joshua O'briant	10.00
Common Stock:Common Stock-Mazen Abugharbieh	10.00
Common Stock:Common Stock-Mishal al-Rawaf	100.00
Common Stock:Common Stock-Natalie Moazzez	100.00
Contra-Equity	(247.24)
Opening Balance Equity	-
Paid-In Capital or Surplus:SAFE notes	20,000.00
Net cash provided by financing activities	24,653.05
Net cash increase for period	18,203.46

SurfUp, Inc.
Statement of Changes in Shareholder's Equity
For Fiscal Year Ended April 31, 2020

	Paid in Capital	Retained Earnings	Common Stock	Total
Beginning Balance	-	-	-	-
Net Income	-	(5,946.33)	-	(5,946.33)
Common Stock Purchase at Par	-	-	440.00	440.00
Contra Equity	-	-	(247.24)	(247.24)
Common Stock Purchase in Excess of Par	-	-	-	-
SAFE Notes	20,000.00	-	-	20,000.00
Ending Balance	20,000.00	(5,946.33)	192.76	**14,246.43**

SURFUP, INC.
NOTES TO FINANCIAL STATEMENTS
For fiscal year ended April 30, 2020
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SURFUP, INC. (which may be referred to as the "Company", "we," "us," or "our") was formed on May 31, 2019. The Company develops hardware and software automation solutions for the sporting good rental market. The Company currently operates in California under the name Surf Up Stations, Inc.

Since Inception, the Company has primarily relied on securing funding from its founders, early investors, and grant funding. As of April 30, 2020, the Company produced negative cash flow from operations and may incur additional losses prior to generating positive cash flow. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 3). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9) as well as the receipt of funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

The Company uses April 30 as its fiscal year end.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.
Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company's business and operations are sensitive to general business and economic conditions in the United States and other countries that the Company operates in. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse

conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of April 30, 2020, the Company had $18,203 of cash on hand. The company has also received working capital injections from its founders.

Fixed Assets and Other Long-Lived Assets
Long-lived assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When assets are retired or sold, the cost and related accumulated depreciation or amortization are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years. Amortization is provided over the useful life of the asset.

The Company reviews the carrying value of long-lived assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Any deferred tax items of the Company have been fully valued based on the determination of the Company that the utilization of any deferred tax assets is uncertain.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Inventory

When applicable, the Company records inventory at the lower of the cost of the inventory purchased or the ascertainable market price with adjustments made periodically for obsolescence, shrinkage and loss.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when it has satisfied the performance obligations under an arrangement with the customer reflecting the terms and conditions under which products or services will be provided, the fee is fixed or determinable, and collection of any related receivable is probable. ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

Cost of Goods Sold
For the year ending April 30, 2020, cost of goods were recorded as product rental sales revenue was recorded.

Accounts Receivable
Customers of the Company pay at the time of purchasing so there are generally no accounts receivable. If the Company ever sells on account, trade receivables due from customers would be uncollateralized customer obligations due under normal trade terms requiring payment within a negotiated number of days from the invoice date.

The Company would estimate an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2019. The Company's ability to continue may be dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 4 – DEBT AND NOTES

As of April 30, 2020, the Company had approximately $4,460 of contributions from founding members. These contributions are subordinated to other claims.

As of April 30, 2020, the Company had issued $20,000 in Simple Agreements for Future Equity ("SAFE notes") with a valuation cap of $1,000,000.

NOTE 5 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended April 30, 2020. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through April 30, 2020 and the deferred tax asset, if any, from such losses have been fully valued based on their uncertainty in being used and will continue to be until there is persuasive evidence that those deferred assets can be utilized.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation.

NOTE 7 – EQUITY

As of the end of April 30, 2020, the Company had authorized the issuance of up to 10,000,000 shares of common stock. The Company issued 4,450,000 shares of common stock to the Company's founders and consultants under restricted stock purchase agreements. Such common stock issues have been booked at their net book value on the Company's balance sheet with shares subject to vesting reserved in a contra-equity account.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company has extended and has been extended trade accounts with affiliate companies with no interest or fixed maturity.

NOTE 9 – SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $250,000 of securities. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C/A, as amended in order to receive any funds.

The Crowdfunded Offering is being made through Microventures and its FINRA approved Regulation CF portal. Microventures is being compensated under customary terms for facilitating the Crowdfunded Offering.

Debt and Notes
On August 5, 2020, the Company issued $10,000 in Simple Agreements for Future Equity to an independent investor, bringing the total balance of SAFE Notes to $30,000.

Management's Evaluation
Management has evaluated subsequent events through December 31, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events

were identified which require adjustment or disclosure in the financial statements.

EXHIBIT B

Company Summary



MicroVentures



Company: SurfUp

Market: Global surfing and recreational goods

Product: Automated recreational equipment rental SurfPod and smartphone application

Company Highlights

- Currently developing an automated platform for recreational equipment rentals
- Deployed its first automated SurfPod for surfboard rentals in January 2021
- Applied for a provisional patent for the SurfPod and SurfUp application integration, the company's watersport rental equipment platform
- Won "Audience Choice" at UC San Diego's StartR Accelerator program in 2019[i]

EXECUTIVE SNAPSHOT

SurfUp is a hardware and software development company that combines elements from the experience and sharing economies to automate recreational equipment rentals. SurfUp is starting with watersport equipment rentals, namely surfboards. Through the SurfUp app, novice surfers can rent beginner longboard surfboards from a SurfUp rental stations, called SurfPods, and experience the waves in minutes. The SurfPods are a contactless, completely digital rental solution, similar to other sharing economy experiences. Surfers simply unlock a surfboard through the app, ride the surf, and return the surfboard to a SurfPod. SurfUp is aiming to make surfing more accessible with its on-demand surfing solution throughout coastal California.

Based out of San Diego, California, SurfUp expects to provide other watersport rental equipment, such as paddle boards, beginning in Q1 2022 after demo testing market fit. SurfUp is raising up to $250,000 to develop and deploy 30+ SurfPods throughout San Diego.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, unless where otherwise noted.

- $250 1 hour free board rental with confirmation of campaign investment
- $500: 1 hour free board rental for you + 1 hour free board rental for a friend you invite



- $1,000: Virtual chat with the team
- $10,000: Free board rental and surf with the CEO
- $25,000+: Receive the $10,000 perk and an opportunity to imprint your name on a SurfPod

In addition to the above perks, investors who purchase the first 125,000 Crowd Notes, and thereby fund the first $125,000, will receive Crowd Notes with a conversion provision based on a $2 million valuation cap instead of a $2.5 million valuation cap. That means, in connection with equity financing of at least $1,000,000 (a "Qualified Equity Financing"), the company has the option to convert the Crowd Note into shares of non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) the price per unit paid for Preferred Stock by investors in the Qualified Equity Financing or (B) the price per share based on a $2 million valuation cap (instead of a $2.5 million valuation cap).

COMPANY SUMMARY

Opportunity

Surfing is an increasingly popular sport worldwide, and an estimated 50 million surfers were projected to participate in the sport in 2020.[ii] In 2020, the surfing market was estimated at $3.1 billion.[iii] Within the surfing market, the surfboard market size was projected to reach $2.6 billion by the end of 2020.[iv] This market is experiencing a shift in consumer preferences as renting is becoming more popular than owning surfing gear.[v] Changing consumer preferences are also affecting other watersport equipment markets, such as stand-up paddleboards (SUPs). Similar to the surfboard market, the high cost of SUP ownership and a preference for renting is expected to pose a challenge to the traditional SUP market.[vi]

Initially, SurfUp is aiming to disrupt the various aquatic equipment markets with its automated rental platform to make watersports more accessible and convenient. Its first product is a portable SurfPod that allows users to rent a surfboard through a mobile application. Within minutes, users can pick out a board and hit the surf. SurfUp intends to further expand its product offerings into paddleboards and intermediate demo boards and then into other recreational equipment rentals as it garners user adoption.

Product

SurfUp App and SurfPod

SurfUp has combined software and hardware to make surfboard renting more accessible and convenient. Using the SurfUp digital application, available on iOS and Android devices, users scan a QR code located on a SurfPod to access a board. These SurfPods, known as SurfPods, automatically unlock when a user begins the rental process. Once unlocked, the SurfUp app starts an internal timer to track rental minutes, which are charged to the user when a surfboard is returned.

Once a surfboard is returned, the user physically locks the board and ends the rental time in the SurfUp app. The app automatically credits the user for time walked to and from the beach, so users are only charged for time spent in the surf at $0.30 per minute ($18 per hour).




SurfUp Application



A SurfPod

Intellectual Property

SurfUp applied for a provisional U.S. patent titled "Apparatus and System for Automated Surfboard Rentals" in February 2021. This patent seeks to protect intellectual property relating to the SurfPod and the SurfUp application co-functionality.

Use of Proceeds

If SurfUp reaches the minimum amount ($25,000) or maximum amount ($250,000), it anticipates using the proceeds as follows:





- **Manufacturing:** SurfUp aims to purchase manufacturing supplies to build at least 30 SurfPods. The estimated cost to build one SurfPod is $5,000.
- **Research and Development:** SurfUp aims to improve the design of the SurfPod, its software, and ancillary SurfPod utility, such as designing lockers for personal belongings. SurfUp also aims to research the market demand for intermediate surfboards and paddle boards at its SurfPods.
- **Legal:** Some funds will pay for general legal fees, IP development, and regulatory fees.
- **App Development:** SurfUp aims to enhance the user experience on the SurfUp app, add a map feature, and expand the app's features to include a demo for intermediate surfboard and paddle board rentals.
- **Facility Fees:** Some funds will cover expenses related to warehousing inventory and SurfPod fabrication.
- **General Marketing:** Some funds will pay for social media advertising, flyers, and general content creation.
- **Equipment:** Some funds will cover equipment expenses to transport SurfPods and tools needed to build them.
- **Working Capital:** Some funds will pay for general day-to-day expenses.
- **Intermediary Fees:** Fees related to this offering will be paid.

Product Roadmap

Over the next year and a half, SurfUp is aiming to focus on SurfPod deployment and product development, including enhancements to the SurfUp app and additional equipment rental options such as paddle boards. A more detailed timeline for its anticipated roadmap is as follows:

Q1 2021	Q2 2021	Q3 2021	Q4 2021
SurfPod: Deploy SurfPod #2 App: Third-party authentication integration and coupon code enhancement	SurfPod: Deploy SurfPods #3–4 App: Mapping functionality	SurfPod: Deploy SurfPods #5–14 App: Enhance app UI/UX	SurfPod: Deploy SurfPods #15-30+, contingent on funding generated SurfPod: Locker design implementation App: Test board rentals



Marketing: Joint social media campaign with partnering hotels	Business Intelligence: Enhanced reporting dashboards		

Q1 2022	Q2 2022
SurfPod: Paddle board SurfPod prototyping	SurfPod: Paddle board builds and deployment
App: Paddle board SurfPod integration design	App: Paddle board SurfPod integration deployment

Business Model

SurfUp uses a business-to-consumer (B2C) business model that leverages revenue share agreements to offer a mutual business opportunity with partnering beachfront establishments (e.g., hotels, motels, surf shops and retail shops). In return for housing the SurfPods on their property, SurfUp's partners receive 10% of the total adjusted gross revenue that the SurfPod(s) generates. Adjusted gross revenue consists of total revenue minus expenses related to applicable taxes and payment service fees. As an operator, SurfUp is responsible for ensuring its SurfPods are in good working order and for providing technical support when necessary. SurfUp believes co-marketing efforts from this business model can increase user adoption.

SurfUp's end users are primarily tourists and locals around the San Diego beachfront. The rental rate is $0.30 per minute ($18 per hour), and users are credited for the time it takes to walk to and from the beach. The credit amount is determined based on how far the SurfPod is from the surf.

USER TRACTION AND HISTORICAL FINANCIALS

User Traction

SurfUp currently has five agreements with beachfront properties in San Diego and is actively discussing potential agreements with other properties around the San Diego area. The company believes hotels, motels, surf shops, and beachfront establishments are prime property locations for the SurfPods. Currently, one SurfPod is located at the Diamond Head Inn—the SurfPod has been operational since January 2021. SurfUp expects to deploy SurfPods at its other four partner properties, including the Pacific Shores Inn, Palapa Surf Shop (no logo available), the Sand Castle Inn, and PB Surf Beachside Inn.

   



Besides its partnership with SurfPod operators, SurfUp is aiming to partner with social impact organizations. SurfUp is currently discussing an opportunity with an oceanic conservation company which has a fin technology that can measure ocean Ph and temperature. SurfUp is also discussing partnership opportunities with charitable organizations in the San Diego community. While no agreements have yet been signed, the company hopes to make a social impact with its platform.

Historical Financials

Prior to forming the company in May 2019, SurfUp realized $2,648 in economic expenses related to contractor labor and supplies. From inception in May 2019 through December 2020, SurfUp had $28,497 in expenses. Almost a quarter of total expenses since inception were in June 2020, which can be attributed to contractor costs of $4,197 and job supply expenses of $2,251. July 2020 was the second greatest month in overall expenses, mainly due to $4,475 in contractor costs. Total monthly expenses continued to decrease throughout the latter half of 2020 as contractor expenses were reduced. The graph below shows expenses by month from May 2019 to December 2020.



In 2019, the company spent approximately $6,703 to jumpstart the business. A majority of SurfUp's expenses were related to legal and professional services, job supplies, and contractor labor. Job supplies represented 40% of total expenses for the year, or $2,680, and refer to initial expenses to build a SurfPod prototype. SurfUp has engagement agreements in place with contractors to assist in developing the SurfUp app and SurfPods. In 2019, contractor labor was 22.4% ($1,500) of total yearly expenses. Legal and professional services was $1,000 (14.9% of total expenses), which was incurred at incorporation. A detailed breakdown of 2019 expenses is shown in the pie chart below:





In 2020, SurfUp focused on building out the SurfUp app and spent a majority of its funding (~70%) on contractor labor. A minor portion (13%) of the year's total expenses were for job supplies. The company anticipates its expenses to shift towards working capital, marketing, and sales as it begins deploying its SurfPods. SurfUp expects to also maintain a strong research and development budget to fuel innovation, new product development, product enhancements, and improve application UI/UX. The pie chart below shows a detailed breakdown of 2020 expenses:



SurfUp is currently pre-revenue and all of its expenses are reflected as net losses, except for the months of June and July 2019. In those months, SurfUp received a grant of $4,000 in June and $250 in July. SurfUp posted net income of $3,417 in June and a net loss of $449 in July. SurfUp's net loss dipped to $6,746 in June 2020, due to contractor expenses of $4,197 and job supply expenses of $2,251. Its net loss decreased relatively consistently month over month to November 2020, as costs related to contractors and job supplies decreased. Net loss of $2,133 in December 2020 was mainly attributed to contractor costs of $1,620. The graph below shows net income/loss for May 2019 through December 2020.





In 2020, SurfUp had an average monthly cash burn of $2,147 and had $5,927 in cash as of December 2020.

INDUSTRY AND MARKET ANALYSIS

Surfing, an increasingly popular sport worldwide, combines the relaxing benefits of being in open water and physical exercise, and it attracts both avid thrill-seekers and novices. According to the International Surfing Association, the number of surfers globally was estimated to be 50 million in 2020.[vii]

The global surfing market is expected to reach $3.9 billion by 2027, up from an estimated $3.1 billion 2020.[viii] The surfboard market is the largest segment of the global surfing market and was expected to reach $2.6 billion in 2020.[ix] While rather developed, the surfboard market is experiencing a shift away from physical ownership as renting is becoming increasingly popular.[x] Similarly, the stand-up paddleboard (SUP) market is expected to see increased SUP rentals as the cost of SUP gear ownership remains high.[xi]

The surfboard and SUP markets are smaller sub-markets within the sports and recreational equipment industry. In 2018, the sports and recreational equipment industry size was $29.41 billion, and it is expected to grow to $31.16 billion by 2023.[xii] Within this industry, approximately $1.7 billion was attributed to recreational goods rentals in 2019. While relatively smaller compared to the broader industry, growth within the recreational goods rental market has been considerably larger. For example, from 2017 to 2019, the recreational goods rental market grew at a compound annual growth rate (CAGR) of 13.5%[xiii] compared to 1.9% CAGR for the broader industry.[xiv]

The recreational goods industry has experienced modest venture capital activity in the past 11 years. As seen in the chart below, 2019 was a record year for the industry, as it hit an 11-year high of $2.61 billion invested across 323 deals. Venture backing declined year-over-year in 2020 to $1.63 billion, which was the industry's second-best year of venture funding.




Capital Invested and Deal Count in the Recreational Goods Industry, 2010 - 2020

Source: PitchBook Data, Inc.

Additional highlights for the past decade include the following:[xv]

- Venture capital invested within the industry grew from just under $500 million in 2015 to $1.63 billion in 2020, representing a 27.4% CAGR.
- Since 2017, yearly capital investments have been above the 11-year average of $772 million.
  The average financing per deal has increased over time, from $630,000 per deal in 2010 to $6.49 million per deal in 2020.

COMPETITORS



The Quiver: Founded in 2015, The Quiver is an online marketplace for surfboard rentals. Aiming to be the "Airbnb for surfboards," The Quiver operates around the globe in countries including Italy, Brazil, Morocco, Portugal, Australia, and Spain. In the U.S., The Quiver is mainly available throughout California (San Diego, Huntington Beach, Los Angeles, San Francisco, Santa Barbara), and it can also be found in select eastern cities including Atlantic City, Montauk, Rockaway Beach, St. Augustine, Long Beach, and Virginia Beach.[xvi] When searching for a surfboard to rent, customers can narrow down their options by fin type, brand, skill level, and surfboard type. Surfboards can be rented out for an hour, a day, or a week. Prices range from $10 an hour to $35 a day to $100 a week.[xvii] The company generates revenue by charging rental listing owners a 10% transaction fee plus a PayPal fee of approximately 2.9%.[xviii]



Awayco: Founded in 2017, Awayco is a rental software provider that allows businesses to create and manage an online rental business for their products. Awayco also integrates with e-commerce websites and can be used as a "try it before you buy it" solution within a retail business' sales funnel. Awayco is currently available for use in 30+ countries.[xix] The company primarily focuses on the experience economy, with rental selections including 700+ surfboards, 150 snowboards, and 45 skis among its other categories. Pricing for surfboards is $15–$30 per day. Within the U.S., the company facilitates renting primarily in California and Hawaii.[xx] Awayco has the following three pricing models for its business customers: Standard ($0 setup cost, 10% fee per transaction, 2.9% Stripe processing fee, no minimum transactions per month), Pro ($0 setup cost, 5% cost



per transaction, 2.9% Stripe processing fee, 30 minimum transactions per month), and Enterprise ($0 setup cost, 3% cost per transaction, 2.9% Stripe processing fee, 100 minimum transactions per month).[xxi]



Padl: Founded in 2018, Padl is a self-serve paddleboard rental company. Through the Padl phone application, users can rent paddleboards at select Padl locations right on the water. Users pay by the hour, which ranges from $10–$15 per hour depending on the Padl location. Padl locations are primarily located across the Florida coast (Key Biscanye, Boynton Beach, Juno Beach, Jupiter, Layton, and Vero Beach). Padl offers monthly memberships for its high-volume users, which cost $24.99 per month (or $79.99 for six months) for unlimited two-hour monthly sessions.[xxii] Padl is currently raising up to $1.5 million in financing on SeedInvest.[xxiii]



Fin Aquatic: Founded in 2019, San Diego-based Fin Acquatic is a self-service paddleboard and surfboard rental company. The company currently allows users to rent seven- to eight-foot epoxy surfboards and 10- to 12-foot stand-up paddleboards. Fin Aquatic uses a trailer as the surfboard and paddleboard docking SurfPod, which can be found in off-street parking locations. Surfboard trailers are parked in Mission Beach and Pacific Beach, and paddleboard trailers are located in Mission Bay and Crown Point. Pricing for each board is a flat $2 plus $0.10 per minute.[xxiv] The company uses a franchisee business model. A paddleboard trailer franchise (six paddleboards) costs $7,500 to initially set up, monthly operating costs around $100, and revenue share expense of 13% per transaction. A paddleboard franchise (eight paddleboards) costs $5,000 to set up, monthly operating expenses around $100, and the same revenue share expense of 13% per transaction.[xxv]

EXECUTIVE TEAM



Chris Hissom, Founder and Chief Executive Officer: As an avid surfer, Chris Hissom founded SurfUp to make it more convenient to surf at the spur of the moment. Besides creating innovative technology for the surf, Hissom is a Business Development Manager at REPROCELL, a biomedical innovation and discovery platform using stem cells with the goal of improving human health, where he has gained sales, marketing, and account management experience. Chris also has a track record for leading teams. He founded the Neuroscience Club at Santa Barbara City College and the Collaboration for Neuroscience club at University of San Diego (UCSD). He also created the Entrepreneur Suite at UCSD with fellow SurfUp executive, Mishal al-Rawaf. The "E-Suite" hosted bi-weekly sessions where Hissom and al-Rawaf would assess student startup pitches. Hissom has also founded RECALL, a mobile application that aims to help survivors of traumatic brain injuries learn new ways to recall information. Hissom holds a B.S. in Physiology and Neuroscience and an MBA from UC San Diego.



 **Jonathan Burris, Chief Technology Officer:** Jonathan Burris is an engineer with experience in custom design and fabrication of mechanical products. As CTO, Burris is responsible for the design of the SurfUp SurfPod. In addition to his responsibilities at SurfUp, Jon also serves as the Director of Engineering for San Diego Fluid System Technologies, where he leads the custom fabrication team for fluid handling products. Burris holds a B.S. in Mechanical Engineering from NC State, an M.S. in Mechanical Engineering from UCLA, and an MBA from UC San Diego.

 **Mazen Abugharbieh, Chief Product Officer:** Mazen Abugharbieh leads the team's product strategy and is responsible for the design and development of the SurfUp app. Abugharbieh is also a program coordinator for the City of San Diego's Innovation and Technology Division within the Development Services Department. He was also Project Officer for the city's Capital Asset Management Division, where he oversaw the development of a centralized business intelligence repository. Abugharbieh holds a B.S. in Structural Engineering and an MBA with a focus in innovation, technology, and strategy from UC San Diego.

 **Mishal al-Rawaf, Chief Financial Officer:** Mishal al-Rawaf serves as SurfUp's CFO and brings years of financial leadership to the team. Besides SurfUp, Mishal serves as a director of finance at San Diego's leading Healthcare system, where he is responsible for business development, strategic planning and reporting, and managing a finance department. He is also a contributor to McGraw-Hill Education's suite of financial textbooks. Mishal earned his B.S. in Finance from San Diego State University and an MBA from UC San Diego's Rady School of Management.

PAST FINANCING

To date, SurfUp has been primarily funded through the issuance of SAFE notes to private investors, totaling $30,000. The Company also received $4,000 in grant funding in July 2019 from StartR Accelerator.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $25,000 Max: $250,000
Valuation Cap: $2.5 million or $2 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the price per share paid on a $2.5 million or $2 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS



UC San Diego, Rady School of Management: SurfUp Wins the Audience Choice Award at the Rady StartR Demo Day

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,



- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

i https://blog.rady.ucsd.edu/index.php/category/startr/

ii https://www.nationalgeographic.co.uk/travel/2019/10/get-board-why-theres-never-been-better-time-take-surfing

iii https://www.researchandmarkets.com/reports/1882064/surfing_global_market_trajectory_and_analytics?utm_source=dynamic&utm_medium=BW&utm_code=tlcf6q&utm_campaign=1401679+-+Global+Surfing+Market+Analysis+and+Forecasts+2020-2027+-+Performance+Surf+Wear+Contin

iv https://www.researchandmarkets.com/reports/1882064/surfing_global_market_trajectory_and_analytics?utm_source=dynamic&utm_medium=BW&utm_code=tlcf6q&utm_campaign=1401679+-+Global+Surfing+Market+Analysis+and+Forecasts+2020-2027+-+Performance+Surf+Wear+Contin

v https://www.surfertoday.com/surfing/surfboard-market-is-on-the-rise

vi https://www.businesswire.com/news/home/20201203006027/en/Stand-up-Paddleboard-Market-to-Grow-by-Almost-59-Million-During-2020-2024-Forecasting-Strategies-for-New-Normal-Technavio

vii https://www.nationalgeographic.co.uk/travel/2019/10/get-board-why-theres-never-been-better-time-take-surfing

viii https://www.researchandmarkets.com/reports/1882064/surfing_global_market_trajectory_and_analytics?utm_source=dynamic&utm_medium=BW&utm_code=tlcf6q&utm_campaign=1401679+-+Global+Surfing+Market+Analysis+and+Forecasts+2020-2027+-+Performance+Surf+Wear+Contin

ix https://www.researchandmarkets.com/reports/1882064/surfing_global_market_trajectory_and_analytics?utm_source=dynamic&utm_medium=BW&utm_code=tlcf6q&utm_campaign=1401679+-+Global+Surfing+Market+Analysis+and+Forecasts+2020-2027+-+Performance+Surf+Wear+Contin

x https://www.surfertoday.com/surfing/surfboard-market-is-on-the-rise

xi https://www.businesswire.com/news/home/20201203006027/en/Stand-up-Paddleboard-Market-to-Grow-by-Almost-59-Million-During-2020-2024-Forecasting-Strategies-for-New-Normal-Technavio

xii https://www.statista.com/statistics/1080665/sports-and-recreational-equipment-market-size-us/

xiii https://www.marketresearch.com/Kentley-Insights-v4035/Recreational-Goods-Rental-Research-Updated-13916286/

xiv https://www.statista.com/statistics/1080665/sports-and-recreational-equipment-market-size-us/

xv Pitchbook Data, Downloaded February 3, 2020

xvi https://thequiver.com

xvii https://app.thequiver.com/?category=surfboards&transaction_type=all



xviii https://app.thequiver.com/en/infos/how_to_use

xix https://www.awayco.com/enterprise

xx https://www.awayco.com/products

xxi https://www.awayco.com/pricing

xxii https://www.padl.co

xxiiihttps://www.seedinvest.com/padl/seed?utm_source=housefile&utm_medium=display&utm_campaign=website_campaign_launch_

xxiv https://finaquaticrentals.com/#about

xxv https://finaquaticrentals.com/franchise

EXHIBIT C

Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

SurfUp, Inc.
5057 Narragansett Ave., Apt. 8
San Diego, CA 92107

Ladies and Gentlemen:

The undersigned understands that SurfUp, Inc., a Corporation organized under the laws of Delaware (the "Company"), is offering up to $250,000.00 of Crowd Notes (the "Securities") in a Regulation CF Offering. This Offering is made pursuant to the Form C/A, dated April 5, 2021 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on August 2, 2021, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank & Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the

Company. The undersigned shall receive notice and evidence of the entry of the number of the Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) General.
i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene

any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii. The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii. The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv. Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.
i. The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) *No Guaranty.*
i. The undersigned confirms that the Company has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) an of investment in the Securities or (B) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) *Status of Undersigned.*
i. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) *Restrictions on Transfer or Sale of Securities.*
i. The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii. The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii. The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

    a) General Rule.

    Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the State where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b) Appeal of Award.

Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award.

Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims.

NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	5057 Narragansett Ave., Apt. 8 San Diego, CA 92107 E-mail: cjhissom@gmail.com Attention: CEO
with a copy to:	1050 Connecticut Avenue, NW Suite 500 Washington, DC 20036 Attention: Louis A. Bevilacqua Esq.
If to the Purchaser:	[PURCHASER ADDRESS] E-mail: [E-MAIL ADDRESS] Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [amount of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

SurfUp, Inc.
By_____ Name: Title:

EXHIBIT D

Crowd Notes

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

SurfUp, Inc.

CROWD NOTE

FOR VALUE RECEIVED, SurfUp, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is 2.5 million.

The "**Offering Deadline**" is August 2, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one

1

transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

       i. Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

      ii. Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

   m. "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

  a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i. If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii. If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

  b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i. The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

  c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i. If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

      A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

      B. Obtaining the Corporate Transaction Payment.

    ii. If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

  d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

  e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

   a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

   b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

   c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

   d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

   e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

   f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

   g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

   a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

   b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c.   **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d.   **Governing Law**. This Crowd Note shall be governed by and construed under the laws of State of Delaware as applied to other instruments made by State of Delaware residents to be performed entirely within the state of State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e.   **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f.   **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g.   **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h.   **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i.   **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j.   **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a.   **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

SurfUp, Inc.

CROWD NOTE

FOR VALUE RECEIVED, SurfUp, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is 2 million.

The "**Offering Deadline**" is August 2, 2021.

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

  i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

  ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

  iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however</u>, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $250,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.   "**Target CF Minimum**" shall mean $25,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a.   **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i.   If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii.   If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b.   **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c.   **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d.   **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e.   **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; provided, however, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of State of Delaware as applied to other instruments made by State of Delaware residents to be performed entirely within the state of State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the

Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E

Pitch Deck


SurfUp
Contactless
Rental Stations
SurfUp
Automated Surfboard Rentals
1 Scan
2 Surf
3 Shaka!
FREE to Start
Sunrise to Sunset!
Scan me
App Store
Google Play
surfupapp.com
Patent Pending
Life's a Beach
So let's Surf!

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.

SurfUp starts with a solution for this problem



66.5 million surf-inspired Americans

2.2 million of which are surfers



https://shop-eat-surf.com/2017/02/content-sima-consumer-study-amazon-largest-industry-channel-female-fashionista-big-opportunity/

We're attempting to eliminate the barriers to entry....



**Planning
to Surf**



**Transporting
Surfboards**



**Intimidating
Surfshops**



**Searching for
Surfshops**

...by combining elements of the sharing & experience economies



Outdoors Experiences & Watersports

Hardware and software infused platform approach for new adventures

Experience Economy

Shift in consumer preference

From Tangible Goods to Memories that Last a Lifetime

SurfUp

Sharing Economy

Sharing resources

Maximize the Use of Assets

https://hbr.org/1998/07/welcome-to-the-experience-economy | https://www.investopedia.com/terms/s/sharing-economy.asp



It's a big wave...

$18B
Global Watersports
Equipment Market

$1.3B
US Recreational
Equipment
Rentals

…and the right time to catch it

"The demand for getting outside, whether it is in a neighborhood park or a national park, has been huge"

<u>Click here for reference</u>



How COVID-19 is affecting the outdoor recreation economy
Businesses that sell outdoor gear have been doing well in the pandemic, but other parts of the outdoor…

'We're working at home anyway, why not come to the beach?'

<u>Click here for reference</u>

The best fall we've ever had': Coastal vacation rentals in high demand
Virtual work and school schedules fueled rental demands this fall.

"Ask experts and they'll tell you that travel will come back quickly. Probably faster than anyone expects."

<u>Click here for reference</u>



What Will Travel Be Like After The Coronavirus?
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"Why the Surf Industry Is On the Cusp of a Surprising Upturn Despite a Battered…



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"Why the Surf Industry Is On the Cusp of a Surprising Upturn Despite a Battered Economy" by Sam George via The Inertia

"A survey by the adventure platform 57Hours suggests that adventure travel is becoming a solitary but highly personalized affair."

<u>Click here for reference</u>



This is How Adventure Travel is Changing. Are You Ready?
Adventure travel is changing in big and small ways. If you want a safe outdoor experience this year, brace yourself for face masks, temperature checks, and…

"We saw an influx of new surfers buying their first boards, and then people who maybe hadn't surfed in 10 years wanting to get back into it,"

<u>Click here for reference</u>

"But it seems like the biggest shift has just been towards new surfers, which caters to the softboard crowd."

<u>Click here for reference</u>



How the Surfing Industry Has Experienced Both Boom and Bust During the Pandemic
When it comes to the surf biz, there were some silver linings in this rollercoaster of a year.



Meet the *SurfUp* SurfPod

Contactless
Rentals

Compact
Footprint

See a Board
Get a Board

Intermediate
Surfboards
Coming Soon*

And the SurfUp App

Download on the App Store | GET IT ON Google play

It's Simple to Use



9:41
SurfUp
EMAIL
Don't have an account? Create one
or
Sign in with

9:41
SurfUp
Pick out another board:
Scan the QR Code on the SurfPod to Surf
Aa
Key in Code
Need help? Call for assistance

Scan & Surf



See Surf Conditions







Hello,
Frothy
Pacific Beach
56°
4-5ft
Rentals
Payment
Profile
Information
Sign Out

SurfUp
Before you take off!
Are you satisfied with the condition of this board?
Three Fins
Leash
No Holes/Dings
Everything looks good. Let's go!
No, I'd like to report damage.
Skip damage report.

Track Board Damage



Win-Win Business Model



Provides a free amenity
SurfPods & SurfUp app

High value per square foot
Lower operating costs



Revenue share
&
co-marketing



Hotels provide location & our
target audience

"San Diego hosts nearly 35.1 million visitors
each year, and is a top U.S. travel destination."
10.2M overnight visitors stayed in
hotel/motels in 2019

Confidential & Proprietary
https://www.sandiego.org/about/industry-research.aspx

We are surfers and surf-inspired founders...



Chris Hissom
Co-founder & CEO
Business Development Manager REPROCELL,
Account Manager Absorption Systems,
MBA, BS Physiology & Neuroscience
Surfer, Outdoors Enthusiast, World Traveler



Jon Burris
Co-founder & CTO
Director Of Engineering Swagelok,
Development Research Engineer UCLA,
MBA, MS Mechanical Engineering
Outdoors Enthusiast, Athlete, Deadlifts 605lbs



Mishal Rawaf
Co-founder & CFO
Director of Finance Sharp HealthCare,
Lead Senior Financial Analyst Sharp HealthCare,
MBA, BS Finance
Sailor, Outdoors Enthusiast, Bass Player



Mazen Abugharbieh
Co-founder & CPO
Business Intelligence Program Coordinator,
City of San Diego
MBA, BS Structural Engineer
Photographer, Adventurer, Data Junkie

…with a team of professionals



Tyler Tedeschi

Software Engineer

Software Engineer Walmart Labs,
Android/Web Developer Zingle,
BS Computer Science

Surfer, skateboarder, gamer

Eka Susilo

Engineering Consultant

Co-founder and C.T.O Conectric Networks,
Co-founder and Technology Developer Aisenke Electronic,
PhD Field Of StudyBiomedical Robotics

Tech ninja, aka Dr Automaton



Malcolm McSwain

Full Stack Developer

Founder/Full-Stack Web Developer and Graphic Designer
Planet M Technologies USA,
UI/UX Designer & Developer Cirqled,
BS Computer Science

Surfer, Skier, coding guru



Join the
Line-up!

...and experienced advisors



Mark Bowles

Founder ecoATM,
Co-Founder Truvian Sciences,
Co-Founder, VP of Mktg and Bus. Dev Staccato
Communications,
Co-founder BlueSteel Networks





Derrick Oien

CEO & Co-founder ScoreStream,
CEO Chumby Industries,
President & COO, co-founder Intercasting Corporation,
Advisor & Director Socialthing!







SurfUp paddled out with an idea...

Market research and station testing

In the summary of 2018, we started our market research with cardboard signs as part of the UCSD Rady School of Management capstone project. We conducted over 200 interviews and multiple design iterations.





App UX/UI


SurfUp
Sports
OPEN
Ratings & Reviews
4.8
The Automated Surfboard Rental Station
As Easy As 1, 2, 3!
Rentals Right By The Waves

In the fall of 2018, we started the iterative design of the SurfUp wireframe. As of the summer of 2020, the iOS app went live with an imediate reaction.

Events and incubators


BERKELEY-HAAS
INNOVATION LAB



StartR Accelerator
StartR Demo day Audience Award
Social Impact Accelerator
UC Berkley LAUNCH Accelerator
UCSD's Meet the Beach

Pacific Beach, San Diego

SurfUp Station #1 deployed at our premier partner location **Diamondhead Inn**
200 feet from the water

Pacific Beach, San Diego

SurfUp Station #2 coming soon to **PB Surf Beachside Inn**
SurfUp Station #3- 4 coming soon to **Pacific Shores Inn**

Ocean Beach, San Diego

Palapa Surf Shop- Letter of Intent

Imperial Beach

Sand Castle Inn - Letter of Intent

...to create the leading platform for watersports



2018-2020

- Completed market validation with a low complexity prototype
- Evaluated UX and UI for station and app design and functionality
- Deployed first Surfup station

2021 Q1-Q2

- **Station:** Deploy Station #2-4
- **App:** Integrate Third-Party Authentication Integration, Coupon Code Enhancement, Mapping Functionality
- **Marketing:** Partner Location Joint Social Media Campaign
- **Business Intelligence:** Enhanced Reporting Dashboards

2021 Q3 - 2022 Q2

- **Station:** Deploy Station #5-30+, Paddle Board Station Prototyping & Deployment, Demo Board Deployment
- **App:** User Retention Upgrades: Progress Tracking, Share your Surf Journey, SurfUp MeetUp, SurfUp Surf School, SurfUp E-Commerce, Gamification



Hang-ten and join the party wave!

Use of funds



Manufacturing & Operations
Build and deploy 30+ SurfPods
Scaling facilities to meet station demand and equipment sourcing



Research & Development
Station and App Enhancements
Paddleboards, demo intermediate surfboards, meetups, pee-to-peer surf schools, gamification

Legal
IP, patents, and trademarks
Filed provisional patent for the SurfUp system design and application integration

Sales & Marketing
Ads, promotional discounts, and co-marketing
Social media campaigns, station demos, events, and PR







surfupapp.com

aloha@surfupapp.com



Join us
on this
journey!

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

<u>**Company Risk**</u>

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

<u>**Company Risk (cont'd)**</u>

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F

Video Transcript

1. Meet SurfUp, automated solutions for outdoor adventures.
2. Our surf rental stations bring the start of your journey closer to the shore.
3. Let's see how it works.
4. Download the SurfUp app and scan a QR code to rent a surfboard.
5. It unlocks and the clock starts.
6. It's a hassle free, grab and go, pit stop on your way to the beach.
7. You can rent intermediate surfboards for big waves, or paddle boards and beginner surfboards for fun waves.
8. The app tells you the wave height and temperature at each location, so you know what to expect. And it even knows how long it takes to walk to the shore and back – that's on us!
9. With your feet in the sand, leash around your ancle, you spot the set and go!
10. Now – It's easy to grab a board and even easier to return. Simply put the board back, lock the station, and end your session through the app.
11. Soon stations will be found by the bay, beach, lake, or mountains around the world with the gear you need for the start of your next adventure.
12. Join us on this journey!

EXHIBIT G

Webinar Transcript

Brett Andrews:	Hey everybody. This is Brett Andrews with MicroVentures. Thank you all for joining us today for the webinar. Today, we're going to be hearing from SurfUp, a hardware and software development company that combines elements, experience and sharing economies to automate recreational equipment rentals. We're joined today by their CEO, Chris Hissom. As an avid surfer, Chris founded SurfUp to make it more convenient to surf at the spur of the moment. Besides creating innovative technology for the surf, Hissom is a business development manager at REPROCELL, a biomedical innovation and discovery platform using stem cells with the goal of improving human health, where he has gained sales, marketing, and account management experience. Chris also has a track record for leading teams. He founded the neuroscience club at Santa Barbara City College and the collaboration of neuroscience club at University of San Diego. He also created the Entrepreneurial Suite at UCSD with fellow SurfUp executive Mishal al-Rawaf. The "E-Suite" hosted bi-weekly sessions where Hissom and al-Rawaf would assess the student startup pitches.
Brett Andrews:	Hissom has also founded Recall, a mobile application that aims to help survivors of traumatic brain injuries learn new ways to recall information. Hissom holds a BS in physiology and neuroscience and an MBA from UC San Diego. We're also joined by their CTO, Jonathan Burris. Jonathan is an engineer with experience in custom design in fabrication and mechanical products. As CTO, Burris is responsible for the design of the SurfPod. In addition to his responsibilities at SurfUp, Jon also serves as director of engineering for San Diego Fluid Systems Technologies, where he leads the custom fabrication team for fluid handling products. Burris holds a BS in mechanical engineering from NC State and Ms. in mechanical engineering from UCLA and an MBA from UC San Diego. How are you guys doing today?
Chris Hissom:	Great. Glad to be on.
Jonathan Burris:	Great. Thanks for having us.
Brett Andrews:	Yep. Thanks for joining here. So real quick before we get started, just so people listening in understand the format. Chris and Jonathan are going to run through their pitch deck presentation. Hopefully you can see the screen, the first slide of the deck. They're going to introduce you further to the company and then when they get to the end of that, I've got some questions for them. So they'll kick it back to me and we'll go into some Q&A. So with that guys, I'll let you take it away and introduce everyone to SurfUp.
Chris Hissom:	Perfect. Thank you so much. All right. Hello everyone. Again, my name is Chris. I'm the CEO, and one of the co-founders here at SurfUp. And what we're really trying to do is adapt this contactless theme through to the rental environment beyond what Bird scooter has already done where it's mostly focused on transportation. We're taking a shift in focus to the recreational outdoors space. But starting with our backyard and what I know best, I've been surfing since I was about three years old. And as an avid surfer myself, I know that there's a number of people that want to surf, that are interested in surfing but haven't taken those first few steps. And in fact, when you look into it in 2016, the surf industry manufacturers association reported or estimated that there's 66.5 million Americans that are interested or inspired by the surf market or surfing itself.
Chris Hissom:	However, there's only roughly 2.2 million that actually consider themselves surfers. Those numbers have drastically changed since then. Now, we decided to dive deep into this

problem and figure out what is it that keeps people away. And it's not just one thing, it's a combination of different things, and really the best way to put it is, these individuals have a spark of interest. But that spark of interest at times, isn't enough to overcome multiple hurdles, whether it's planning to go surfing, grabbing the boards that you've bought and putting them on the car and transporting them to the beach or go into a surf shop, which we've heard can be intimidating. It's oftentimes a place that is tailored more towards the intermediate or experienced surfer crowd.

Chris Hissom: And then last but not least, and this one's always been an interesting catch, but time and time again, people told us that finding a surf shop was an issue. And we did a little bit more research. And in fact, when you go on Google Maps, for example, and you type surfboard rentals, the platform can't tell the difference between a surf retail store and a surf rental store. So all together, these are just some of the most common themed answers that we got. But what we realized is that there was a combination of things that we need to figure out how to simplify. What we're really doing in order to implement this solution is, we're combining elements from the experience economy. The idea that memories are more valuable than tangible goods, and elements of the sharing economy, where we want to grab one unit and have it used by as many people as possible.

Chris Hissom: We're grabbing that and blending it into the outdoors experience and starting really with water sports and surfing. We're taking the hardware and software approach to really devise and develop a platform, the hardware, along with the software element to it. So with that being said, what the market looks like, it is a big wave and it is a growing wave, especially now throughout the pandemic. The US recreational equipment rental market size is at $1.3 billion and the global water sports equipment market size is at $18 billion. That's of course, global versus US, a little bit of a difference there. But we are looking to expand to every beach around the world.

Chris Hissom: Now, this slide tells a very interesting story, how right now is really an opportunistic time to catch this wave to provide this opportunity. For my fellow surfers that are out there, it's time to paddle like crazy and catch the wave. And some of the things that point to timing being right for us right now, for starters, we know that there has been a peak in interest for outdoors demand. It's not so much of a want as it is a need. During the pandemic, people have been forced to be indoors and you might otherwise call cabin fever, where you've been in doors, you've been watching TV 24/7 and you just need to get outside. It's no longer, "Oh, I get my few minutes outside when I drive to work." It's, "I've been in the same spot 24/7, I need a dose of the outdoors."

Chris Hissom: Another thing that happened is a lot of jobs have permanently transitioned to virtual space. And for those of us that live by the coast, that means we can work by cafes or at the beach if we want to. But luckily for those that live inland or further away, it means let's go rent a cabin or go rent a beach house, or go to a hotel over by the beach and spend a week there. And it doesn't have to be during spring break. It doesn't have to be during the tourist season. It can be whenever as part of a work retreat. My friends and I have done this at least three or four times throughout the pandemic. And it was a great way for us to feel like we were working at an office, while at the same time, having a good time with your friends.

Chris Hissom: And then obviously, our core audience at this point in time, our tourists. And this was an interesting read. The last one down here. The tourism industry expects to see a boom after COVID and a strong recovery. Some are thinking it'll bounce back faster than we expect.

And it goes back to the previous points where people are eager to get back outdoors and eager to get past this pandemic that we've all been weathering for the past year. Now, I'm just going to quickly touch on the last two over here. I think they're interesting reads as well. And they're important to us and they're important for maybe somebody who's looked at this pitch deck, but hasn't really connected the dots.

Chris Hissom: These two articles really talk about how that cohort of people, those individuals that haven't tried surfing that were interested in it, took up surfing during the pandemic, that and biking. So surfing and biking were two of the big ones that shot up during the pandemic, because it's a sport that you can do on your own. What this means is that last year, the soft top surfboard market had one of its best years ever. More people bought soft top boards than ever before. That both hurts us in the short run, and helps us in the short run and helps us in the long run. The reason is there's now obviously more people that have already bought a soft top surfboard. They're walking by our stand, they see the surfboard, they don't need to rent one, they already have one. But it does show that there's more people that have jumped in that have taken the first steps.

Chris Hissom: There are still people who haven't bought surfboards, who are still now pushed a little bit further along by their friends who have to join in on the fun. Now in a little bit, I'll lightly touch on our product roadmap which is where that points becomes a little bit more important. In the short term, it's people that are interested have now taken the first steps. So that's a more active and engaged audience. And later on, when we introduced the demo boards in fall and winter, those individuals that were beginners throughout this year, and this summer are going to start looking to buy their intermediate surfboards, and they're going to run into the problems that we solve.

Chris Hissom: I talked a lot about our stands, but now you can actually see it. This is SurfUp's SurfPod. It's a contactless rental solution. It has a compact footprint, and we specifically designed it to be open so that you can see the boards before you even think about renting it. It's very much intended to be a spontaneous driver. And again, it goes back to that same point of there are people out there with the spark, but not enough of a spark to overcome the multiple hurdles. So if you're walking by the sidewalk, and you see one of these stations and you see a board and you're with a few friends, and you guys all say, let's go surfing, you can act on it right away. And that's what we wanted to make happen within a blink of an eye.

Chris Hissom: Now, we have in this station right now, they're fitted with eight-foot long soft top surfboards. Wavestorms were in the first station, we have another set of soft top surfboards for our second set of stations. And we're working right now with some big providers for some nicer, soft top surfboards. Nonetheless, the eight-foot board is usually the best board for a beginner. It gives you a lot of stability and it gives you a chance to catch the wave and feel the ride before you step into a much sharper and quicker board. In this same picture, though, we do have what would be an intermediate board or demo board really to highlight how we've taken the path down this road already. We have designed these screens for this part in the application, we've done the interviews across board shapers, as well as intermediate crowds and experienced surfers, and we are able to fit the boards and expand to that product offering quite swiftly.

Chris Hissom: One of the benefits of the ways that we've designed our stations is we tried to be as simple as possible, for two reasons. One, when you go to a vending machine to get a Coca-Cola, you don't really care what the vending machine looks like. You're not there for the vending machine. You're there for the Coca-Cola. In a similar fashion, people are going to see the station and we do want it to be ascetically pleasing, but we know that the most important part of the experience is being able to grab the boards quickly, how the app handles your transaction, and the board that you're going to be riding for an hour and a half, maybe two. The other important feature that we included in our stations is we minimized the amount of space that they take for two reasons. We're trying to maximize the entertainment value per square foot with each station.

Chris Hissom: And we have a few other things in our pipeline that follow that same rubric. And then the other thing is the stations are designed so that they can fit in the space that is allowed to a store outside of their store. That means that it doesn't have to be a hotel. It can be any beach front establishment where a customer or a store owner can wheel the station out in the morning, put it right in front of the door next to the door and facilitate board rentals that way. That's the station and this is the app. So the SurfUp app is simple to use. It takes maybe one to three minutes from start to finish for a new user to create an account, sign a one-time liability waiver, which is also a nice to have instead of having constantly to fill in liability waivers with every rental while we simplify it to one user, one liability waiver.

Chris Hissom: It's a quick process. Once you get to the scan screen, if you're a returning customer, it can take as little as one minute or a minute and a half to just get to the scan screen, scan the QR code for the board that you're selecting. And you can see each one of these has a corresponding QR code that unlocks the board and you can go have a good time. Now, a few other fun features of the app. We have included a local database poll that'll display on the home screen, that shows the local wave height and temperature for that course on the station. Right now, we only have one station out. And as we expand to other locations, we will have map integration and changing that feature per corresponding location.

Chris Hissom: The other one, that's both beneficial for us as well as our B2B partners and B2C partners is we track board damage through the app, and we rely on the end user to tell us if the board is dinged, so before you grab the board, you can tell us if it's broken, if it's busted, if there's a hole. If everything looks good, you grab the board, you go. When you return it, we ask you again, is it damaged? We understand people might think that we're going to charge them. We're very clear to say, don't worry, we're not going to charge you if it's damaged. It means you're having fun. That's what the boards are for, but obviously we don't want the next person to come and for some reason, use the board and have it be damaged. It's good for us because we get to track the average lifespan of the board.

Chris Hissom: And it's also good for some of our partners specifically, one of the surf shops that we're talking with, for them they're interested in this information as it could be valuable data for them to get a good sense of what each board's turnover is actually like. So I've talked a lot about how we interact with customers and how customers interact with our stations and the app. Now I'm going to switch a little bit more to our B2B side of the company. So how we put these stations out is really through what I like to call a win-win business model. We talked with several hotels and beachfront establishments and we heard some of the same things across the board. These are places close to the beach and their guests or visitors often ask them about board rentals. And for them, it's a shame when they have to tell, go to this other location.

Chris Hissom: For hotels in particular, it seemed to be a very common trend. And so hotels are attracting these guests. They are beach-themed, surf-themed hotels, and obviously the guests want to have that typical San Diego experience. We devised a revenue share agreement and co-marketing agreement with our business partners. And so we placed the station for free. We manage the station, we manage customer service, we manage the app, and we give the hotel a commission on every rental that we make. And it is within both of our interests obviously to drive as many people to the hotel and to our stations. The team that's put this together is actually, there's a number of people that I'd like to say, thank you to in advance. And everybody who's helped with this project. You know who you are. Thank you, I really appreciate all the support that you've given us.

Chris Hissom: The four of us here, the co-founders. We all met during our master's program at UCSD. We were in the same cohort. And we all had a shared passion for innovation as well as entrepreneurship. One of the amazing things about the team that I'm very happy to brag about is we are all very diverse in our skill sets and our way of thinking. And that diversity is often very beneficial for us to come up with very clever solutions. Working with us, we have three consultants right now, Tyler, Malcolm, and Eka. These guys are powerhouses on the app development and software development for the station, very bright individuals and I'm thrilled to have them on the team.

Chris Hissom: And then obviously, our highly experienced advisers Mark Bowles, and Derrick Oien. Mark Bowles was with us from the very start as our mentor through the MBA program. And Mark Bowles brings a unique background as both a serial entrepreneur, as well as somebody who's launched a successful hardware, software company. It was acquired by Coinstar and it's still up and running. So he brings that experience to the table and he's also of course, an avid surfer. Derrick Oien, on the other hand is also a serial entrepreneur and marketing guru. He has a very focused mind on marketing and being able to devise clever marketing schemes. He understands how all of these platforms work in a very unique manner.

Chris Hissom: And of course he also has a lot of advice that he gives us on the app development side. He himself is running right now. So that's our founders. And next, I'm going to quickly talk about how this all started and where we've gotten to so far. So from the beginning, we started at day one, when we first met up as a team, we grabbed a cardboard sign, we stuck some paper to it and we stuck it on the sand. We put some of my surfboards next to it on the beach, and we sat at a distance to see what will happen. The sign that you can see here, it says automated surfboard rental station, scan with QR code to unlock.

Chris Hissom: This was the start of our market validation. We saw people walking up, we saw people trying to scan the QR code, people trying to find this fake app that we created and people trying to interact with this idea. We turned that into one-on-one interviews and really tried to come up with a product that was for the people, by the people. As cheesy as that may be, we did want to take this very iterative lean approach. From there, we went on to designing what inversion, PVC pipe version metal, so on and so forth. You get the gist of it. We took the same approach with app development. We created very simple wire frames at first, tested them, then nicer wire frames through Adobe XD. And then we finally got to a design that was well tested and had most of the kinks taken out. From there, the app development team made the final touches and gave us the product that we have now today.

Chris Hissom: And then obviously throughout this journey, we've had some amazing experiences and awesome incubators, a few shout outs obviously to the StartR Accelerator at UCSD as well as Social Impact Accelerator at UCSD. There was a whole another branch that we'll be rolling out later on really with partnerships with local ocean conservatory programs. That's a little bit later down the line more towards summer. UC Berkeley Launch Accelerator was also an amazing experience to meet a lot of cool people. And UCSD's Meet the Beach, was an event that we managed to display our station at this event. In short, it's an event that UCSD hosts for all freshmens, first year people at the university to get a chance to meet the beach. So we were able to showcase our station to about 30,000 students.

Chris Hissom: And then obviously on the sales side, a lot of the hotels that we've been talking to are turning from letters of intent to contracts. Imperial Beach, this one's about to close. Ocean Beach, San Diego, Pride Surf and Skate is one of our local surf shops. Pacific Beach, San Diego, this is where station of SurfPod number one is currently deployed at Diamondhead Inn. We have station two coming to PB Surf Side Inn, and then station three and four, two stations at Pacific Shores Inn. These three hotels are part of the Pacifica Host Hotel realty chain which has hotels up and down the coast of California and across the United States. And so, we can we put all of this effort together to really create the leading platform for water sports.

Chris Hissom: And again, it's how can we use this as the foundation of a platform and expand from it? And so throughout this year, and next year, we're primarily focused on deploying as many stations as possible. Secondary to that, is improving the app. Some of the things that we've upgraded so far is integrating third party authentication, coupon code enhancement, the map functionality is coming soon. We've integrated dynamic pricing as well, and enhancements that we'll be doing to the station. I'll talk about those a little bit more in the next slide, but it's really getting us to a point where we can do demo boards, where we can fit paddle boards, and where we can maximize the entertainment value per square foot with another feature that I'm actually not going to talk about, because it's still being developed in our patent.

Chris Hissom: And so how that all breaks down, if we are able to, with the help of everybody in our network and in MicroVentures reach our goal, we'll be able to deploy 30 plus stations. These are lean mean surf machines. The stations themselves can be easily changed and updated. We figured out a way to fit paddles and paddle boards in the same slots, with just a minor modification, very low cost and obviously demo boards as well with very little changes to the station. Through the app, we're looking to also integrate a peer-to-peer surf lesson or surf school platform. We do already have the wire frames for this designed, and we have tested this with intermediate surfers and beginner surfers. A chunk of money, obviously going to legal.

Chris Hissom: It's very easy to come up with a quick patent for this that can be easily replicated no matter what, we are more focused in how we can use our IP strategically so that if and when competitors come out, we are able to maintain a competitive edge because of how we use our real estate and how we offer our brand and our design. Last but not least, sales and marketing. I, myself, I'm mostly in charge of sales and marketing. Sales has been my forte for the past five plus years and marketing as well. And then obviously we have a wonderful design team behind us to help with marketing. And we're in the process right now of creating, actually, we've already created a marketing program with the SD Board Club to create a nice content flow for our marketing purposes. So that's us, SurfUp, join us in enjoying the journey.

Brett Andrews:	Thanks, Chris. That was really well done. So I wanted to just get into some questions around the unit economics and then just in general, around the operations. What does it cost or what are your estimates that it costs you as a company to set up one station?
Chris Hissom:	Yeah. So this is a slide that's mostly for our eyes only. But it's what we're seeing with our actual projected unit economics and what we're estimating. So one station, from start to finish, just one at a time, we're estimating roughly $5,000 per station. Now, buying the parts in bulk, which is what we're trying to do next will allow us to cut down on costs and get more stations out for a lower price. The other costs that comes into play is obviously the boards. The places that we've been talking to for bulk buys are able to cut down prices. The demo board model, I'll actually maybe not give away that secret sauce just yet, but nonetheless it comes down to the same process, the same principle. We're really keeping it with a simple and elegant design and manufacturing protocol so that we can get as many stations out as possible.
Brett Andrews:	Got it. On one of those topics, without giving away the secret sauce, just to clarify, you guys are choosing the inventory of surfboards that will be placed at each station, and that you guys meaning SurfUp actually owns that inventory?
Chris Hissom:	That's right. Yeah.
Brett Andrews:	Okay. Got it. And then was curious what work, outside of just providing the space and then obviously some of the marketing, what work is required on the side of your hotel partners?
Chris Hissom:	So far, we haven't seen anything. Our hotel partners will have their facilities, people check on the station. If anything seems off, they'll maybe scrub it up a little bit. But other than that, there haven't been any issues. We found the surfboards and you can tell that the surf boards are open and out. It's been now for what, a month and a half, two months? When we haven't had any vandalism issues, nobody's tried to steal a board, or break a board, or anything like that.
Brett Andrews:	Got it. And since you touched on it, one of the questions was around, you talked a little bit about the damage side of it, of how users are going to be self-reporting on that end and you're not charging them for damage. I'm assuming you will probably just replace the board with a new board. But what about theft? I know you guys are requiring sign-in for RFID, so I guess they are having a hookup, their payment information. And is there late fees? Can you talk a little bit about how you guys are handling that?
Chris Hissom:	Yeah. So in order for you to unlock one of the boards, you have to create an account. You have to put in your payment information and from there, the rental starts, the gate opens. You can grab the board. Now you could run off with the board, but you can't end the rental on the app until you put the board back and lock the lock. If the board is gone for X amount of minutes, and I think we had it about two... No, no, no. Is it four or six hours? But the board has gone, we'll obviously first try to contact the individual and this actually happened before. And in that scenario, the individual forgot to close the lock and the board was there, and we were able to end the rental easily for them.
Chris Hissom:	But in a scenario where the board disappears and it's gone, we'd want to first try to reach out to the person, let them know if you want to keep the board, we're going to charge you $200 for the board. If we don't get a reply, we'd go ahead and push forward the payment.

If they, for some odd or another reason, put in a fake card or payment information, which our app does figure out if it's accurate or not. But if they're able to trick that system in some way, shape, or form, then they could potentially get away with a free board.

Brett Andrews: Got it. And then one of the things, I don't think you touched on this in your presentation, and maybe it's still a little early to tell, but can you give us any information around pricing and just what it would be from a consumer standpoint on an hourly basis. I know you mentioned you had surge pricing involved as well. And then this may be something that you can't share, but if you can, what the projected revenue split will be with the hotels themselves.

Chris Hissom: Yeah. Both good questions. So, in terms of pricing, there's a combination of approaches that we took. First was user interviews and the same process of having these stations out there even when they were not working and renting out the boards at that point in time or using demo. Through that we learned that our target audience tourists during the summer are willing to pay anywhere from $18 to $30, actually $15 to $30. We then took a value-based calculation approach where we're looking at the benefit of (A) the stations are closer to the beach than the majority of surf shops in San Diego, (B) how quickly and easily you can grab a board. So we factored in the value of some of the features that we provide and came up with $18 an hour, which we charge at $0.30 per minute.

Chris Hissom: So the per minute approach is really so that people feel like they have as much flexibility as possible with their rental. They don't have to worry about surfing a little bit more to get to the one hour or two hour mark or worry about getting charged up to two. And they really only feel like they surfed for one hour. We also backtrack the amount of time that it takes for the user to get from the station to the beach. So that part of the rental isn't paid for. In theory, the time that they're surfing is what they are paying for. And in terms of surge pricing, dynamic pricing, this is really in its early infancy.

Chris Hissom: But what we want to do is have it set up so that basically it would be an algorithm that takes into consideration the wave height, the type of board, the weather conditions, and maybe a few other variables to fluctuate the pricing accordingly. You can imagine that a short board on a day where a long board surfboard is ideal, is going to rent out a little bit cheaper than on a day when the waves are massive and perfect for the short board. And then your last question for the revenue share agreements, we do have a standard go-to number. But we rather that be discussed personally with the hotel or establishment when we're setting up the contract.

Brett Andrews: Completely understood. That makes sense. And by the way, just for what it's worth, I like your philosophy around charging by the minute. I wish parking garages did that, the amount of times that I've been hit with an additional hour charge after showing up two minutes past the hour; it's brutal. So that's cool. I like how that works. So a couple more questions. One was about the maintenance and this goes back to the operation. So obviously we've talked about the boards, but I guess in terms of the SurfPod itself and the station, what do you foresee, let's say, you get to scale and you've got locations that are even just outside of San Diego and other regions. What do you see in terms of boots on the ground and how many folks you would need to cover a certain area in terms of the maintenance or upkeep of these SurfPods?

Chris Hissom:	It's a really good question. And when we first started thinking about how we would scale this across different locations and obviously managing it, and we were like, okay, that means we probably have to have some satellite locations and staff on hand. And it was actually our advisor, Mark, who pointed us in the direction of outsource, vending machine companies. I've gone ahead and talked to a few of them. I've told them what we're doing. And it's all within their wheelhouse of capabilities. So as you can imagine, there's a vending machines for Coca-Colas all over the world. And there are regional and sub-regional outsource vending machine maintenance companies, that really manage an entire territory. And they have the staff available, and they set up some pricing per repair for your station.
Chris Hissom:	So instead of having a deck of staff that are on hand 24/7, just for maintenance of these stations we can rely on these already established programs and have them do the touch-ups on the station. Anything that's software related and minimal, we can probably fix actually through our backend court, so we can actually go in the station and manipulate the software from our computers at our desks. And then obviously, some of the more intricate things where per se, electronic component needs to be replaced, we would be able to either rely on the electricians available through the outsourced vending machine programs, or if it's something that is too much for them to handle, we would be able to send one of our own men, probably send to you, Jon, to get it fixed. But yeah, I mean, obviously there's a lot of features where we don't need to reinvent the wheel and leveraging those different components as much as possible is one of the key features of our expansion strategy.
Brett Andrews:	Yep. I think it's important to highlight there for folks listening that this has the potential to be a very lean model as you guys continue to scale. So, not particularly capital intensive business. Last two questions here that I wanted to give you an opportunity to touch on. I know we had one of these questions come up on the discussion forum and we try and address it in the content, but wanted to get your thoughts on how you guys think about competition and just give you a chance to speak on that.
Chris Hissom:	Yeah. I forget the individual's name, but he's the one that coined this terminology, "The original dogma is you view your competition as the enemy." But the reality of it is that competition when it's healthy competition, especially is very valuable for growth. And so instead of calling it your competition, you look at it as your worthy opponents. And I see that we have some more of the opponents, obviously in Florida, Padl has been doing very well. Ultimately, we're all sharing the same vision. It shocks me, I've been working on this idea between 2017 and 2018, is probably when I first started pitching it.
Chris Hissom:	But as somebody who's constantly coming up with ideas, I've realized that there's no such thing as an original idea. Obviously others saw the same path and have acted on it, and started as well. So it's nice to see that there's others of us that are taking these steps and creating this market. And I guess the most important part is together with our competition, we are helping to create this market. Eventually, we'll get to a point where we're butting heads. And I hope that we all get there, because that means we're doing something right. For the second part of your question, in terms of competitive strategy, I'm very against showing your cards. It's the same as playing chess and having this idea of how are you going to place the pieces in time in order to get to the next move, or get to the next game?
Chris Hissom:	Some of the things that I can maybe disclose in terms of how we plan on keeping a competitive edge is something that you've already mentioned. When people think about

this model, they tend to think that it will be very capital intensive. We have from the start managed to keep it very capital inexpensive. With roughly $35,000, we got from a cardboard sign to a fully functioning station and an app. And that was the "expensive way" of doing obviously buying in bulk and simplifying the design as much as possible. And I don't mean simplifying as in cutting corners, but I mean, there's beauty and elegance.

Chris Hissom: There's an opportunity to simplify in a way that isn't cheap, but instead it's making the product itself more elegant. So I think that is part of our competitive strategy that I can disclose is really staying winning. And as we transition from our startup to a big company, by doing everything we can to maintain that mindset, that creativity, that forces you to figure out how to seriously cover a lot of ground with very little capital. We have a very creative team and that's what's helped us get to where we are today.

Brett Andrews: Fair enough. I think that's a good response. And on the competition piece, I think the term rising tides lift all, let's say surfboards in this case. I think it's very much applies here. So there is a validation factor to seeing other folks get into the market it means that there's actually something to fight for. Okay, well last thing that a good segue based on how you ended that, you mentioned growing this into a big company, obviously we want to avoid due to Reg CF regulations, giving any numbers in terms of enterprise value or revenues, but I would love for you to share a little bit with folks on what's your big vision for this company? And again, I don't mean that in the terms of what's it worth and what are you going to be making, but in terms of maybe product roadmap or expansion to geographically, obviously I think there's different types of products you could probably put within in some of those SurfPods, there may be other opportunities to have stations that are maybe not at hotels. I'm just curious how you think about the long-term vision of the company.

Chris Hissom: Yeah. So long-term vision is really the easiest way that I can describe it is take the coast first, and then move inland, start to migrate inland. When we say surfing, people are oh, surfing, you're limited to just the coast. Yes. And in fact, the highest density of individuals live out the coasts around the world, everywhere in the world. It's also where a lot of higher economies exists. It's also where a lot of higher real estate, higher incomes exist. But we obviously want to start with our bread and butter. And for me, that's almost every sport, I skim board. I boogie board. I actually learned how to surf on a boogie board. I surf board, I shortboard, longboard. I snowboard, I ski, I skateboard.

Chris Hissom: And so there's a way to integrate every one of those passions and every one of those sports into our model. We don't want to explode this into a million different locations in different versions of the station. But again, really trying to progress with that mindset of first, throughout the coasts, partnering up with hotels and companies that will allow us to spread quickly, where we can show value at one hotel. And through that network grow to a few other hotels across the coasts, across the United States. And then obviously in parallel with paddleboards, for example, we can start taking into the bay areas, especially here in San Diego, we have a nice the San Diego Mission Bay right next to the beach. It's a beautiful setting. But with that model, we can lay down the groundwork for it as we develop the surf water sport arena, and then expand inland to lakes all throughout the United States.

Chris Hissom: I have some friends that are very interested in what we've called "SnowUp", the snowboard branch of SurfUp. But again, we don't want to do everything all at once. We got to run and then sprint before we can take off really in all directions. So right now, again, back to square one, focus on where we are in San Diego, the market that we have ahead of us is massive for surfing as well as for paddle boards and intermediate boards. And then from there we're already working with partners that can help us expand throughout the coastal regions before we start entering into the Midwest.

Brett Andrews: Great. Yeah. And I'd want to clarify, the purpose of the question wasn't to get you guys to stop focusing. I think it's critically important that you focus as tight and tight of a market as possible. And the beginning stages are the stages that you guys are at. I've just wanted people to be aware that there is a bigger vision for this company and those who are considering investing, there's a lot of applications and other markets in places that this model can replicate towards. I really appreciate the time today, Chris and Jonathan. Real quick before I give you guys the parting last word, I just want to remind folks that if you're likely listening to this webinar on the MicroVentures campaign page for the SurfUp campaign page on microventures.com, if you have any other questions first I'd encourage you to scroll down and view more of the offering page content.

Brett Andrews: We've got a bunch of information that we put together in tandem with the SurfUp team. And so, there's a good chance that you can get your question answered there, including the pitch deck that Chris walked us through that is also located at the top of this page. And then, as you scroll through there, you got information that we didn't go over but terms of the investment are outlined as well as perks on that campaign page. So I would encourage you to check those out. If you still have a question after any of that, you can feel free, or we encourage you to submit those questions on the discussion forum down at the bottom of the page. Chris has been doing a good job responding those so far.

Brett Andrews: So if you've got anything for them that we missed, then feel free to go ahead and answer it there. I would also say to check out the questions that have already been asked and make sure that they haven't already responded to it. And then of course, whole purpose of this webinar and this campaign is they are raising capital in order to grow. So if you are interested in joining in, on what these guys are building, there's a bright orange Invest button up at the top of that page. Click on that, if you have an account with us, you likely know how it works. You can just walk through the process and set your amount, if you don't, then I would encourage you to sign up, it's free to do so. There's no cost to actually make an account. You can do that and then it'll walk you through the steps as well. That's going to be it for us, Chris, Jonathan, any parting thoughts or anywhere else you'd like to point people towards?

Chris Hissom: No, I think that covered everything. I do enjoy the discussions and obviously please post any questions or any ideas. We're not only looking for investors, we're also interested in partners and partnerships. We do have a very collaborative mindset with our development. So likewise, if there's any opportunities for collaborating with your organization, if it's an ocean-minded organization, environmentally-friendly organization, please drop a comment and let me know. Other than that, I'm glad we were able to go through the webinar and I hope that you guys will invest and join us on this very fun and exciting journey.

Brett Andrews: Fantastic. I think that's a good place to end it. I really appreciate the time today, Chris and Jonathan, this was super helpful and hope you guys have a great rest of your weekend. And we'll talk again soon.

Chris Hissom: Sounds good. Thank you.

Brett Andrews: All right, guys. Take care.

Jonathan Burris: Thank you.